English Convenience Translation –         Exhibit 99.1
the German language invitation is decisive
BioNTech SE
Mainz
WKN A0V9BC | ISIN DE000A0V9BC4
Invitation to the Annual General Meeting 2023

Unique identifier of the event: 327fbe3ffdceed118145005056888925
Dear Sir or Madam1,
We hereby invite you, as a shareholder of BioNTech SE, Mainz (the “Company”), to the Annual General Meeting to be held on Thursday, 25 May 2023 at 14:00 (CEST)
at the Company’s offices at An der Goldgrube 12, 55131 Mainz, Germany.
The Annual General Meeting shall be held with the physical presence of the shareholders or their proxies.
It is intended to broadcast for holders of American Depositary Shares (“ADS”) issued by The Bank of New York Mellon (the “Depositary”) (the “ADS holders”) and for the interested public the remarks of the Chairman of the meeting at the beginning of the Annual General Meeting and the subsequent speeches of the Chairman of the Management Board, Prof. Dr. Ugur Sahin, and the Chief Financial Officer, Mr. Jens Holstein, at the Annual General Meeting on Thursday, 25 May 2023, starting at 14:00 (CEST), via a website accessible at “https://investors.biontech.de/agm/agm-2023”.
I.Agenda
1.Presentation of the Adopted Annual Financial Statements, the Approved Consolidated Financial Statements and the Combined Management Report for the Company and the Group, as well as the report of the Supervisory Board, in each case for the 2022 Financial Year and as of 31 December 2022, respectively
The Supervisory Board has approved the annual financial statements and consolidated financial statements prepared by the Management Board; the annual financial statements are thus adopted. Therefore, the Annual General Meeting does not have to pass a resolution on this agenda Item 1. Instead, the aforementioned documents will be made available to the Annual General Meeting and explained by the Management Board or - in the case of the report of the Supervisory Board - by the Chairman of the Supervisory Board. Within the scope of their right to ask questions, the shareholders have the opportunity to ask questions on the documents.
All documents referred to under this agenda item are available on our website at “https://investors.biontech.de/agm/agm-2023”. They will also be available at the Annual General Meeting and explained in more detail there.
1     For the sole purpose of better readability, this invitation does not use gender-specific notation. All personal designations and terms are to be understood as gender-neutral for the purpose of equal treatment.

English Convenience Translation –
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2.Resolution on the Appropriation of Balance Sheet Profit for the 2021 Financial Year
The Annual General Meeting of 1 June 2022 passed a resolution on the appropriation of balance sheet profit for the 2021 financial year under its agenda Item 2, resolving, among other things, that a dividend of EUR 2.00 per no-par value share entitled to dividend, i.e. a total amount of EUR 484,202,456, be distributed. Following the Annual General Meeting, the Company accordingly paid out a dividend of EUR 2.00 per no-par value share entitled to dividend.
After careful consideration, the Management Board and the Supervisory Board have concluded that, against the background of the legal requirements in Sec. 174(2) sentence 2 of the German Stock Corporation Act (“AktG”), a new resolution on the appropriation of the balance sheet profit for the 2021 financial year should be adopted, as the resolution on the appropriation of the balance sheet profit of the Annual General Meeting of 1 June 2022 does not fully correspond with the determinations of the approved annual financial statements of the Company as at 31 December 2021, which already take into account the allocation to the retained earnings made pursuant to Sec. 58(2) AktG and Sec. 19 para. 1 and para. 2 of the Articles of Association of the Company. However, in principle, this does not affect the shareholders’ right to retain amounts which they have received in good faith as dividend payments in accordance with Sec. 62(1) sentence 2 AktG. The Management Board and the Supervisory Board are therefore of the opinion that the new resolution on the appropriation of profits should be adopted in such a way that the distribution of profits to the shareholders already made remains unchanged. However, the payments already made should be taken into account so that dividends for the 2021 financial year are not paid out twice.
Against this background, the Management Board and the Supervisory Board propose to appropriate the balance sheet profit of BioNTech SE from the 2021 financial year of EUR 5,132,384,911.15 as reported in the annual financial statements as of 31 December 2021, of which a partial amount of EUR 484,202,456 has already been distributed to shareholders based on the resolution of the Annual General Meeting of 1 June 2022 and of which only a distributable amount of EUR 4,648,182,455.15 is thus disposable for the financial year 2021, as follows:

Balance sheet profit:	EUR 5,132,384,911.15
(of which already distributed to the shareholders:	EUR 484,202,456.00)
Distributable balance sheet profit:	EUR 4,648,182,455.15
Profit carried forward:	EUR 4,648,182,455.15
3.Resolution on the Appropriation of Balance Sheet Profit for the 2022 Financial Year
The Management Board and the Supervisory Board propose to carry forward the balance sheet profit of BioNTech SE from the past 2022 financial year in the amount of EUR 8,961,205,711.68 in full to new account.

English Convenience Translation –
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4.Resolution on the Approval of the Actions of the Management Board
The Management Board and the Supervisory Board propose that the acts of the members of the Management Board holding office in the 2022 financial year be ratified for this period.
5.Resolution on the Approval of the Actions of the Supervisory Board
The Management Board and the Supervisory Board propose that the acts of the members of the Supervisory Board holding office in the 2022 financial year be ratified for this period.
6.Resolution on the Appointment of the Auditor of the Annual Financial Statements and the Auditor of the Consolidated Financial Statements for the 2023 Financial Year as well as the Auditor for any Audit or Review of Interim Financial Information During the Year
The Supervisory Board proposes - based on the recommendation of the Audit Committee - that Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart, Germany (Cologne branch; Börsenplatz 1, 50667 Cologne, Germany) are appointed as auditors of the annual financial statements and auditors of the consolidated financial statements for the 2023 financial year and as auditors for any audit or review of interim financial reports (half-yearly financial reports and quarterly reports) for the 2023 financial year and for the first quarter of the 2024 financial year.
7.Resolution on the Approval of the Remuneration Report
In accordance with Sec. 162 AktG, the Management Board and Supervisory Board have prepared a report on the compensation granted and owed to the members of the Management Board and Supervisory Board in the 2022 financial year. This Remuneration Report is to be submitted to the Annual General Meeting for approval in accordance with Sec. 120a(4) AktG.
In accordance with Sec. 162(3) AktG, the Remuneration Report was audited by the auditors to determine whether the legally required disclosures pursuant to Sec. 162(1) and (2) AktG were made. The auditor’s report on the Remuneration Report is attached to the Remuneration Report.
The Management Board and the Supervisory Board propose that the Remuneration Report for the 2022 financial year, prepared and audited in accordance with Sec. 162 AktG, be approved.
The Remuneration Report can be found after the agenda in section II. “Reports and attachments to agenda items” under Item 1 and is available on our website at “https://investors.biontech.de/agm/agm-2023” from the time the Annual General Meeting is convened. The Remuneration Report will also be available during the Annual General Meeting and at the Annual General Meeting itself.
8.Resolution on Elections to the Supervisory Board
In accordance with Art. 40 para. 2, para. 3 of Council Regulation (EC) No. 2157/2001 of October 8, 2001 on the Statute for a European company (SE) (“SE Regulation”), Art. 17 para. 1 sentence 2 SE Implementation Act (“SE Implementation Act”) and Art. 9 para. 1 of the Articles of Association, the Supervisory Board is composed of six members who are elected by the Annual General Meeting.

English Convenience Translation –
the German language invitation is decisive

The term of office of Prof. Dr. Christoph Huber, Michael Motschmann and Dr. Ulrich Wandschneider, who were elected by the shareholders at the Annual General Meeting on 17 September 2018, will end at the close of the Annual General Meeting on 25 May 2023. Therefore, a new election of three Supervisory Board members by the Annual General Meeting is required.
The term of office of the remaining three Supervisory Board members elected by the shareholders at the Annual General Meeting on 1 June 2022 will run until the end of the Annual General Meeting that resolves on the ratification of the acts of the Supervisory Board for the 2025 financial year.
In preparation for the election proposals for this Annual General Meeting, a large number of female and male candidates were interviewed. As Dr. Ulrich Wandschneider and Mr. Michael Motschmann are to be put forward for re-election, the focus was on finding a suitable female successor to Prof. Dr. Christoph Huber - in line with the objectives of the Supervisory Board, which set the target for the proportion of women on the Supervisory Board at 25% on 8 March 2023 in accordance with Sec. 111 para. 5 AktG and set the deadline for achieving this target by 31 December 2025. The Supervisory Board’s main focus was to find a suitable female successor to Prof. Dr. Christoph Huber, who would preferably have international experience and experience in the markets relevant to the Company, as well as expertise in scientific fields such as oncology and immunology. The goal was to find a Supervisory Board member who could support the Company along the value chain in the research area and in the further development of immunotherapies and oncology in the market. Until the end, several candidates matching the competence profile were shortlisted. After detailed consideration of the candidates, the Supervisory Board, on the proposal of the Compensation, Nominating and Corporate Governance Committee, voted in favor of Baroness Nicola Blackwood, who will accordingly be proposed for election at the Annual General Meeting and who has, among other things, particular expertise in the fields of science and innovation with exceptionally strong strategic and analytical skills. In addition, she has proven expertise in the areas of research and development, digitization, international experience in the markets relevant to the Company and in the area of CSR/sustainability, and therefore complements the established competence profile of the Supervisory Board in this respect.
Furthermore, a high degree of continuity in the work of the Supervisory Board beyond 2023 is to be ensured for the sustainable and successful implementation of the Company’s objectives. Therefore, in addition to Baroness Nicola Blackwood, the Deputy Chairman of the Supervisory Board, Dr. Ulrich Wandschneider, and the Supervisory Board member Mr. Michael Motschmann are to be reappointed by the Annual General Meeting to ensure their participation in the Supervisory Board beyond 2023.
Dr. Ulrich Wandschneider has the necessary industry experience in the biotech sector as well as knowledge in the areas of sales and marketing, management, innovation, research and development, compliance, human resources, digitalization, CSR/sustainability and has international experience in the markets relevant for the Company. In addition, he has special knowledge and experience in the field of accounting and has expertise in the field of auditing. In the area of accounting, this includes, in particular, knowledge and experience in the application of accounting principles, internal control and risk management systems, and sustainability reporting, and in the area of auditing, special knowledge and experience in the auditing of financial statements.

English Convenience Translation –
the German language invitation is decisive

Mr. Michael Motschmann also has the necessary industry experience in the biotech sector as well as knowledge in the areas of compliance, human resources, digitalization, and has international experience in the markets relevant for the Company. Mr. Motschmann also has special knowledge in the field of accounting, auditing and controlling, including sustainability reporting. In the case of Mr. Motschmann, this also includes, in particular, knowledge and experience in the application of accounting principles and internal control and risk management systems in the area of accounting and, in the area of auditing, special knowledge and experience in the auditing of financial statements.
The re-elections of Dr. Ulrich Wandschneider and Mr. Michael Motschmann and the election of Baroness Nicola Blackwood are to be for a term of office commencing at the close of the Annual General Meeting on 25 May 2023 and ending at the close of the Annual General Meeting which resolves on the ratification of the acts of the Supervisory Board for the financial year 2026.
Against this background, the Supervisory Board proposes - taking into account the objectives resolved by the Supervisory Board for its composition and the competence profile for the entire Board drawn up by the Supervisory Board and published in the declaration on corporate governance pursuant to Sec. 289f, 315d of the German Commercial Code - that the persons listed below under Items 8.1 to No. 8.3 as members of the Supervisory Board with effect from the end of the Annual General Meeting on 25 May 2023 until the end of the Annual General Meeting which resolves on the ratification of the acts of the Supervisory Board for the third financial year after the beginning of the term of office, not counting the financial year in which the term of office begins:
8.1    Ms. Baroness Nicola Blackwood, Oxford, United Kingdom.
Managing Director of Oxford University Innovations Limited, Managing Director of Blackwood Intelligence Limited, Chair of the Board of Genomics England Limited and Independent Consultant.
8.2    Dr. Ulrich Wandschneider, Hamburg
Managing Director of beebusy capital GmbH and independent consultant for companies in the life science and healthcare sector
8.3    Mr. Michael Motschmann, Munich
    Member of the Management Board and Head of Investments of MIG Capital AG

The election shall be held as an individual election.
The election proposals are based on corresponding proposals of the Compensation, Nominating and Corporate Governance Committee.
In accordance with recommendation C.13 of the German Corporate Governance Code (“GCGC”), it is declared that, in the opinion of the Supervisory Board, in the case of the candidates Baroness Nicola Blackwood, Dr. Ulrich Wandschneider and Mr. Michael Motschmann, there are no personal or business relationships of the candidates or a close family member of the candidates to BioNTech SE or its group companies, the corporate bodies of BioNTech SE or a shareholder with a material interest in BioNTech SE that an objectively judging shareholder would consider decisive for his election decision.

English Convenience Translation –
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Notwithstanding the fact that Mr. Michael Motschmann has been a member of the Supervisory Board for more than twelve years, he is to be regarded as independent of the Company and the Management Board, as he has no personal or business relationship with the Company or the Management Board that constitutes a material and not merely temporary conflict of interest. Length of service alone is only one of four indicators to be taken into account under the GCGC when assessing the independence of Supervisory Board members and is not the sole determining factor. In the opinion of the Supervisory Board, all relevant circumstances must be taken into account in an overall assessment of the independence of a Supervisory Board member. The other three indicators explicitly mentioned in the GCGC, which are to be assessed when evaluating the independence of a Supervisory Board member, are not fulfilled with regard to Mr. Michael Motschmann. These indicators are namely whether the Supervisory Board member himself or a close family member of the Supervisory Board member
•was a member of the Board of Management in the two years preceding the appointment,
•currently or in the year up to his appointment, directly or as a shareholder or in a responsible function of a company outside the group, has or has had a significant business relationship with the Company or a company dependent on it,
•is a close family member of a member of the Management Board.
In the opinion of the Supervisory Board, it is in the interest of the Company to continue to use the many years of experience of Mr. Michael Motschmann as a member of the Supervisory Board of BioNTech SE for the benefit of the Company. The Supervisory Board is convinced that an automatic resignation of a Supervisory Board member after a membership in the Supervisory Board of twelve years is not suitable to improve or professionalize the work of the Supervisory Board, irrespective of an individual consideration of the respective Supervisory Board members and the respective composition of the Supervisory Board. In the opinion of the Supervisory Board, it may therefore be in the Company’s interest regarding continuity and a sustainable long-term orientation of the Company, for a Supervisory Board member to serve on the Supervisory Board for longer than twelve years.
After careful examination, the Supervisory Board has therefore concluded that Baroness Nicola Blackwood, Dr. Ulrich Wandschneider and Mr. Michael Motschmann are independent within the meaning of recommendation C.6 of the GCGC.
Dr. Ulrich Wandschneider and Mr. Michael Motschmann have expertise in both accounting and auditing.
The Supervisory Board has also assured that Baroness Nicola Blackwood, Dr. Ulrich Wandschneider and Mr. Michael Motschmann will have sufficient time to perform their duties as members of the Supervisory Board of BioNTech SE.
It is intended to propose Dr. Ulrich Wandschneider again as a candidate for the position of Deputy Chairman of the Supervisory Board in the event of his re-election to the Supervisory Board.
The curricula vitae of Baroness Nicola Blackwood, Dr. Ulrich Wandschneider and Mr. Michael Motschmann, including information on the candidates’ membership of other statutory supervisory boards and comparable domestic and foreign supervisory bodies of business enterprises, are printed after the agenda in Sec. II “Reports and attachments to agenda items” under Item 2. The curricula vitae of the candidates are also published at “https://investors.biontech.de/agm/agm-2023” and will also be accessible there during the Annual General Meeting. They will also be made available at the Annual General Meeting.

English Convenience Translation –
the German language invitation is decisive

9.Resolution on the Amendment of Sec. 16 para. 5 of the Articles of Association to Authorize the Management Board to Provide for the Holding of a Virtual Annual General Meeting
The Act on the Introduction of Virtual Shareholders’ Meetings of Stock Corporations and the Amendment of Cooperative and Insolvency and Restructuring Law Provisions (BGBl. 2022 I No. 27, p. 1166 et seq.) permanently created the option of holding shareholders’ meetings virtually. Pursuant to Sec. 118a para. 1 AktG, the Articles of Association may now provide or authorize the Board of Management to provide that the shareholders’ meeting is held as a virtual shareholders’ meeting, i.e., without the physical presence of the shareholders or their proxies at the location of the shareholders’ meeting.
The Management Board and the Supervisory Board are of the opinion that in the future it should be possible for the Company to hold shareholders’ meetings virtually in accordance with these requirements. However, as there may also be Annual General Meetings where the format of a physical meeting seems more appropriate, the Management Board is to be authorized to decide in advance of each Annual General Meeting whether the meeting is to be held as a virtual or physical meeting. Such authorization is not to be granted with the maximum possible term of five years provided for by law. Instead, only an authorization to hold virtual General Shareholders’ Meetings for a period of three years is to be resolved initially.
For future Annual General Meetings, the Management Board will decide again in each case, taking into account the circumstances of the individual case and in the best interests of the Company, whether to make use of the proposed authorization and hold a General Meeting as a virtual General Meeting. This decision shall be made taking into account the interests of the Company and its shareholders and shall in particular include the safeguarding of shareholder rights, including the opportunity to ask questions, as well as aspects of health protection for all stakeholders, financial aspects and sustainability considerations.
Against this background, the Management Board and the Supervisory Board propose that the following resolution be adopted:
Sec. 16 para. 5 of the Articles of Association of the Company shall be repealed and reworded as follows:
“The Management Board is authorized to provide for the Annual General Meeting to be held without the physical presence of the shareholders or their proxies at the location of the Annual General Meeting (virtual Annual General Meeting). The authorization shall apply to the holding of virtual shareholders’ meetings for a period of three years after entry of this provision of the Articles of Association in the commercial register of the Company.”

English Convenience Translation –
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The currently valid Articles of Association can be accessed via our website at “https://investors.biontech.de/agm/agm-2023”. They are also available there during the Annual General Meeting and will also be available at the Annual General Meeting.
10.Resolution on the Amendment of Sec. 16 para. 4 of the Articles of Association concerning the Participation of Supervisory Board Members in the Annual General Meeting by means of Video and Audio Transmission

The provision in Sec. 16 para. 4 of the Articles of Association is to be amended and participation in the Annual General Meeting by members of the Supervisory Board by means of video and audio transmission is to be made possible in future in (further) special situations, in particular also when a virtual Annual General Meeting is held.

The Management Board and the Supervisory Board therefore propose that the following resolution be adopted:

Sec. 16 para. 4 of the Articles of Association of the Company shall be repealed and reworded as follows:

“Members of the Supervisory Board shall be permitted, in consultation with the Chairman of the Supervisory Board, to participate in the Annual General Meeting by means of video and audio transmission in cases where their physical presence at the location of the Annual General Meeting would not be possible or would only be possible at considerable expense due to legal restrictions, their residence abroad, their necessary residence at another location in Germany or due to an unreasonable duration of travel, or if the Annual General Meeting is held as a virtual Annual General Meeting.”

The currently valid Articles of Association can be accessed via our website at “https://investors.biontech.de/agm/agm-2023”. They are also available there during the Annual General Meeting and will also be available at the Annual General Meeting.

11.Resolution on the Approval of the Conclusion of Four Domination and Profit and Loss Transfer Agreements
A domination and profit and loss transfer agreement shall be concluded between the Company and its wholly-owned subsidiaries BioNTech Idar-Oberstein Services GmbH, NT Security and Services GmbH, BioNTech BioNTainer Holding GmbH and BioNTech Individualized mRNA Manufacturing GmbH (each also a “Subsidiary”).
To become effective, the domination and profit and loss transfer agreements require the approval of the Company’s Annual General Meeting and the shareholders’ meeting of the respective Subsidiary as well as the entry in the commercial register of the respective Subsidiary. It is intended that the shareholders’ meetings of BioNTech Idar-Oberstein Services GmbH, NT Security and Services GmbH, BioNTech BioNTainer Holding GmbH and BioNTech Individualized mRNA Manufacturing GmbH will give their approval and the agreements will be concluded shortly after the Company’s Annual General Meeting.

English Convenience Translation –
the German language invitation is decisive

The purpose of the agreements is, in each case to establish a consolidated tax group for corporate income tax and trade tax purposes, which would enable profits arising at the level of the respective controlled company to be offset against any losses at the level of the controlling company.
The drafts of the domination and profit and loss transfer agreements each have the following main content:
As a controlled company, the respective Subsidiary subordinates its management under the control of the Company, which is thereby entitled to issue instructions to the Subsidiary’s management. The management and representation of the Subsidiary continues to be the responsibility of its managing directors.

As the controlled company, the respective Subsidiary is obliged to transfer its profit to the Company as the controlling company in accordance with Sec. 301 AktG.

As the controlling company, the Company is obliged to offset any annual loss of the respective Subsidiary that would otherwise arise during the term of the agreement. The provisions of Sec. 302 AktG, as amended from time to time, shall apply to the transfer of losses.

The domination and profit and loss transfer agreement shall become effective upon entry in the commercial register of the respective Subsidiary, with the agreement applying retroactively from the beginning of the financial year of the respective Subsidiary in which the domination and profit and loss transfer agreement has been entered in the commercial register of such Subsidiary. An exception applies in this respect to the authority to issue instructions described above, which does not apply retroactively but only as of the registration of the domination and profit and loss transfer agreement in the commercial register of the respective Subsidiary.

The domination and profit and loss transfer agreement shall be concluded with a fixed term of five years from the beginning of the financial year of the respective Subsidiary in which the agreement is entered in the commercial register of the registered office of such Subsidiary. The agreement shall be renewed unchanged and with the same right of termination for one year at a time if it is not terminated by either party no later than six months prior to its expiry. If the end of the term or an extension does not fall at the end of a financial year of the Subsidiary, the term shall be extended until the end of the then current financial year.

In addition, there is the right to terminate the agreement without notice for good cause. Good cause entitling both the controlling company and the Subsidiary to terminate the agreement includes, but is not limited to, the sale of the shares in the Subsidiary or the contribution of the shareholding by the controlling company, the merger, demerger or liquidation of the controlling company or the Subsidiary, or if the controlling company no longer holds the majority of voting rights from the shares in the Subsidiary.

The domination and profit and loss transfer agreement may also be terminated by mutual consent in lieu of notice.

If the validity of the agreement or its proper implementation is not or not fully recognized for tax purposes during the five-year period, the five-year period shall not begin until the first day of the financial year of the controlled company following the year in which the conditions for the recognition for tax purposes of the effectiveness of the agreement or its proper execution did not yet exist.

English Convenience Translation –
the German language invitation is decisive

The control and profit and loss transfer agreement does not provide for any compensation or settlement claims.
For the control and profit and loss transfer agreements between the Company as the controlling company and BioNTech Idar-Oberstein Services GmbH as the controlled company, between the Company as the controlling company and NT Security and Services GmbH as the controlled company, between the Company as the controlling company and BioNTech BioNTainer Holding GmbH, and between the Company as the controlling company and BioNTech Individualized mRNA Manufacturing GmbH, no contractual audit was required in each case due to the shareholding ratios pursuant to Sec. 293b para. 1 AktG, as the Company holds all shares in BioNTech Idar-Oberstein Services GmbH, NT Security and Services GmbH, BioNTech BioNTainer Holding GmbH and BioNTech Individualized mRNA Manufacturing GmbH and will hold them at the time of the conclusion of all four agreements.
The Management Board and the Supervisory Board propose that the following resolution be adopted:
11.1    The Annual General Meeting approves the conclusion of the domination and profit and loss transfer agreement between the Company and BioNTech Idar-Oberstein Services GmbH, a limited liability company with its registered office in Idar-Oberstein, registered in the Commercial Register of the Local Court of Bad Kreuznach under HRB 23956.
11.2    The Annual General Meeting approves the conclusion of the domination and profit and loss transfer agreement between the Company and NT Security and Services GmbH, a limited liability company with its registered office in Mainz, entered in the Commercial Register of the Local Court of Mainz under HRB 51616.
11.3    The Annual General Meeting approves the conclusion of the domination and profit and loss transfer agreement between the Company and BioNTech BioNTainer Holding GmbH, a limited liability company with its registered office in Mainz, Germany, entered in the Commercial Register of the Local Court of Mainz under HRB 51351.
11.4    The Annual General Meeting approves the conclusion of the domination and profit and loss transfer agreement between the Company and BioNTech Individualized mRNA Manufacturing GmbH, a limited liability company with its registered office in Mainz, Germany, entered in the Commercial Register of the Local Court of Mainz under HRB 51925.
The following documents are available from the time the Annual General Meeting is convened and also during the Annual General Meeting on our website at the following address
https://investors.biontech.de/agm/agm-2023
and will also be made available at the Annual General Meeting:

English Convenience Translation –
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•the drafts of the domination and profit and loss transfer agreements between the Company and the respective Subsidiary;
•the annual financial statements and the consolidated financial statements of the Company for the 2020, 2021 and 2022 financial years and the combined management reports for the Company and the Group for the 2020, 2021 and 2022 financial years;
•the annual financial statements of BioNTech Idar-Oberstein Services GmbH, NT Security and Services GmbH and BioNTech BioNTainer Holding GmbH, each established in the 2022 financial year, for the short 2022 financial year (no approved annual financial statements are yet available for BioNTech Individualized mRNA Manufacturing GmbH, which was first entered in the commercial register on 23 March 2023); and
•the joint reports of the Management Board of the Company and the management of the respective Subsidiaries prepared in accordance with Sec. 293a AktG.

English Convenience Translation –
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II.Reports and Attachments to Items on the Agenda
1.     Remuneration Report (to item 7 of the agenda)
Remuneration Report of BioNTech SE, Mainz, 31 December 2022
A.    Remuneration Report
The remuneration report describes the structure and individualized amount of the compensation components of the Management Board and Supervisory Board of BioNTech SE, hereinafter also referred to as "BioNTech", the "Group", "we" or "us", as well as the remuneration system applied for the year ended December 31, 2022.
The report is aligned with the requirements of Sec. 162 German Stock Corporation Act (AktG), the recommendations of the German Corporate Governance Code as amended on April 28, 2022. The disclosures in our Remuneration Report are explicitly not expense-related and do not follow the IFRS regulations as published in our consolidated financial statements or the German Commercial Code (HGB) regulations as published in the statutory financial statements of BioNTech SE.
Our Management Board and Supervisory Board have jointly agreed to engage our auditors to perform a formal audit of the report.
We prepare and publish this report in Euros and round numbers to thousands or millions of Euros, respectively. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them, and figures presented in the explanatory notes may not precisely add up to the rounded arithmetic aggregations.
B.    Review of the Year Ended December 31, 2022
The year ended December 31, 2022 was a year in which we continued to translate our vision into strong performance. We and Pfizer developed and launched two Original/Omicron-adapted bivalent vaccines, expanded Comirnaty’s label to include pediatrics and other populations for primary and booster vaccination, converted conditional or emergency approvals to full marketing authorizations, and between us invoiced sales of over 2 billion doses of Comirnaty. As of December 2022, our original COVID-19 vaccine product has been authorized or approved for emergency or temporary use or granted marketing authorization in more than 100 countries and regions worldwide and our efforts have resulted in more than 4 billion doses shipped globally. In 2022, we executed on five key strategic objectives to strengthen our technology platforms, digital capabilities, and infrastructure through sustainable investments, strategic partnerships and tactical acquisitions to bring long-term value to patients and other stakeholder groups. For example, we continued pushing forward our vision to harness the power of the immune system to fight human diseases and expanded our pipeline by accelerating our late-stage oncology programs and starting clinical trials in the area of infectious diseases. In addition, during the past year we have further accelerated our initiatives building word-leading capabilities in Artificial Intelligence (AI)-driven drug discovery and development of next-generation immunotherapies and vaccines to ultimately allow individualize cancer care. We have established offices around the globe and entered new strategic partnerships to further strengthen and expand our multimodal immunotherapy portfolio and deliver breakthrough precision medicines for patients. We grew robustly and rapidly and have welcomed many new colleagues along the way. These achievements, along with the transformation plans which were developed during the year ended December 31, 2022, will allow us to seize a once-in-a-generation opportunity to transform medicine going forward.
During the year ended December 31, 2022, there were no changes to the composition of our Management Board while service agreements with Prof. Ugur Sahin, M.D., Sean Marett, Ryan Richardson and Prof. Özlem Türeci, M.D. were renewed. Following various effective renewals, all

English Convenience Translation –
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service agreements with current Management Board members encompass terms with end dates that fall between December 31, 2024 and December 31, 2026. During the year ended December 31, 2022, we expanded our Supervisory Board by appointing Prof. Anja Morawietz, Ph.D. and Prof. Rudolf Staudigl, Ph.D. at our Annual General Meeting, or AGM, on June 1, 2022. Furthermore, Helmut Jeggle was reappointed as a Supervisory Board member before his term ended by our Annual General Meeting on June 1, 2022 and was re-elected by the Supervisory Board as its Chair in a meeting following the AGM. Helmut Jeggle's, Anja Morawietz' and Rudolf Staudigl's current appointment to our Supervisory Board will end upon the AGM in 2026.
At the Annual General Meeting on June 1, 2022, the compensation amounts of our Supervisory Board members were slightly adjusted, while generally retaining the system for the compensation of Supervisory Board members. When extending service agreements with members of our Management Board during the year ended December 31, 2022, the Management Board compensation system was applied and the amount of certain compensation components were increased.
The elements of the compensation system and the actual compensation according to Sec. 87a AktG are presented below.
C.    Remuneration of Supervisory Board Members
The remuneration system of our Supervisory Board as included in our Articles of Association is structured as 100% fixed compensation. While retaining the system for the compensation of Supervisory Board members, the compensation of Supervisory Board members was slightly increased during the year ended December 31, 2022 to account for additional workload. The new provisions were approved by the Annual General Meeting on June 1, 2022.
Pursuant to Sec. 113 para. 3 AktG, as amended by the Act Implementing the Second Shareholder Rights Directive, the Annual General Meeting of a listed company must pass a resolution on the compensation of the members of the Supervisory Board at least every four years.
Retroactively, from January 1, 2022, the members of the Supervisory Board receive an annual compensation of €70,000, the Chair €210,000 and the Vice Chair €105,000. The Chair of the Audit Committee shall receive an additional annual compensation of €30,000. The respective Chair of another committee shall receive an additional annual compensation of €15,000. An ordinary committee member shall receive an additional annual remuneration of €5,000 per committee.
Members of the Supervisory Board who are only members of the Supervisory Board for part of the financial year or who chair or vice-chair the Supervisory Board or the Audit Committee or another committee shall receive the respective compensation on a pro-rata basis. The same applies insofar as this regulation or this regulation in a specific version is only in force during part of the financial year. Hence, for the members of the Supervisory Board who joined in 2022, namely Anja Morawietz and Rudolf Staudigl, the remuneration was applied on a pro-rata basis from July 5, 2022, the date of entry of the corresponding amendment to the Articles of Association in our Commercial Register.
All members of the Supervisory Board are reimbursed for their expenses.
The remuneration of our Supervisory Board for the years ended December 31, 2022, and 2021 was paid out during December 2022 and December 2021. The fixed compensation and the remuneration for committee activities of our Supervisory Board members is considered owed and granted in the respective financial year in which the underlying services were performed.

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The compensation granted and owed to our Supervisory Board members during the years ended December 31, 2022, and 2021 are presented in the following table:

in thousands	Helmut Jeggle	Ulrich Wandschneider, Ph.D.	Prof. Christoph Huber, M.D.	Prof. Anja Morawietz, Ph.D.	Michael Motschmann	Prof. Rudolf Staudigl, Ph.D.
	Chair	Vice Chair
Base Compensation
2022	€210	€105	€70	€35	€70	€35
2021	177	88	59	—	59	—
Committee Compensation
2022	15	35	10	—	25	—
2021	4	24	—	—	4	—
Total
2022	€225	€140	€80	€35	€95	€35
2021	€181	€112	€59	€—	€63	€—
If the reimbursement of expenses or the compensation is subject to value-added tax, the value-added tax shall be paid in addition.
The Supervisory Board members are included in our D&O liability insurance and are co-insured at our expense.
The current appointments of our Supervisory Board will end with the Annual General Meeting during the respective year set forth below:
•Helmut Jeggle: 2026
•Ulrich Wandschneider: 2023
•Christoph Huber: 2023
•Anja Morawietz: 2026
•Michael Motschmann: 2023
•Rudolf Staudigl: 2026

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D.    Remuneration of Management Board Members
1    Remuneration System
1.1    Remuneration System Philosophy
The compensation structure of the Company's Management Board is designed to promote corporate governance and is oriented towards the Company's sustainability and long-term development. The compensation is therefore also linked to ethical, ecological and social criteria, which reflects our overall strategy and culture. The compensation system therefore sets incentives for the sustainable, long-term development of the Company as a whole and for the long-term commitment of the Management Board members. The compensation system is designed to be clear and comprehensible. It is aligned with the requirements of the AktG and the recommendations of the German Corporate Governance Code as amended on April 28, 2022 and ensures that the Company’s Supervisory Board can react to organizational changes and flexibly take into account changing market conditions.
1.2    Responsibility for Determining the Remuneration of the Management Board
The Supervisory Board is responsible for determining the structure of the compensation system (including targets and caps). On the basis of the compensation system, the Supervisory Board determines the specific compensation of the individual Management Board members. Within the framework of what is legally permissible, the Supervisory Board wishes to offer the members of the Management Board compensation that is both in line with the market and competitive in order to continue to attract and retain outstanding individuals in the future.
When determining the specific compensation, the Supervisory Board ensures that the compensation of the Management Board is appropriate and in line with market customary standards.
1.3    Involvement of the Annual General Meeting
The compensation system adopted by the Supervisory Board shall be submitted to the Annual General Meeting for approval. Pursuant to Sec. 120a para. 1 AktG, the Annual General Meeting (AGM) of a listed company shall resolve on the approval of the system for the compensation of the members of the Management Board presented by the Supervisory Board whenever there is a significant change to the compensation system, but at least every four years. The remuneration system for the members of the Management Board is to be submitted to the Annual General Meeting for approval again at the latest in 2025. A resolution confirming the compensation is permissible. Taking the requirements of Sec. 87a para. 1 AktG into account, the Supervisory Board adopted a compensation system for the members of the Management Board on May 7, 2021. The compensation system for members of the Management Board was approved by the AGM on June 22, 2021 and becomes effective whenever new service agreements are entered into, existing service agreements are extended or specific compensation components are initiated.
The comprehensive remuneration system as approved by the AGM on June 22, 2021 is available online on our website www.biontech.de.
2.    Compensation Components, Target Total Compensation and further Provisions
The following table gives an overview of the compensation components as well as the target total compensation and other provisions as foreseen by our comprehensive remuneration system as approved by the AGM on June 22, 2021, which is available online on our website www.biontech.de.

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	Basis of Assessment / Parameters	Strategic Reference
Non-Performance related Compensation
Fixed compensation	Fixed contractually agreed compensation paid in twelve equal monthly installments.	The compensation of the Management Board is based on customary market standard. It is also in line with their duties and performance, as well as the situation and success of the Group.
Fringe benefits	Mainly allowances for health and long-term care insurance and supplementary insurance, non-cash benefits from bicycles and travel allowances.
Performance-related Compensation
Short-term performance-related variable compensation (short-term incentive, STI)
•Target bonus
•Limit on payout amount: up to a maximum of 60% of the amount of fixed compensation;
•Performance criteria: Company targets and ESG targets;
•Of the STI, 50% is payable in cash in the month following approval of the consolidated financial statements;
•Of the STI, 50% is payable in cash one year after the end of the financial year to which the STI relates and subject to an adjustment in relation to the share price development one year following the date, when the STI achievement is determined.
Incentivizes strong annual (non-financial and financial) performance as the foundation of the Group's long-term strategy and sustainable value creation with achieving strategic sustainability targets.
Long-term performance-related variable compensation (long-term incentive, LTI)
•Stock Option Program and/or Restricted Stock Unit Program (RSUP);
•Performance targets: Relative share price development and absolute share price development;
•Waiting period: Four years after allocation of the stock options or allocation of the remaining restricted stock units.
The regular LTI is intended to promote the Management Board's long-term commitment to the Group and its sustainable growth. Therefore, the performance targets of the LTI are linked to the Group’s long-term share price development.

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	Basis of Assessment / Parameters	Strategic Reference
Other Compensation Rules
Target total compensation
For each Management Board member for the upcoming financial year the Supervisory Board sets Target Total Compensation corresponding to the sum of fixed compensation (~40%), target STI (~20%) and target LTI (~40%, each as percentage of the Target Total Compensation). Relative to the Target Total Compensation the individual compensation components shall reflect the following percentage ranges.
•Chief Executive Officer
•Fixed compensation: 25-35%
•Variable compensation: 65-75%
•Target STI: 12-18%
•Target LTI: 50-60%
•Other Management Board members
•Fixed compensation: 35-45%
•Variable compensation: 55-65%
•Target STI: 17-23%
•Target LTI: 30-40%
Sets targets to the compensation of the Management Board to ensure a well-weighted combination between fixed and variable compensation components.
Maximum compensation
Maximum compensation for the financial year in accordance with Sec. 87a para. 1 sentence 2 no. 1 AktG:
•Chief Executive Officer (CEO): €20 million
•Other Management Board members: €10 million
Maximum compensation can only be achieved if the value of the stock options granted under the LTI at the time of exercise of the stock options is at least eight times the exercise price.
Caps the compensation of Management Board members to avoid uncontrollably high payouts and thus disproportionate costs and risks for the Group.
Further provisions
•Supervisory Board mandates within the BioNTech group: fully compensated for with the compensation as a member of the Management Board.
•Supervisory Board mandates outside the BioNTech group: Supervisory Board has to approve and decides within the scope of the approval whether and to what extent compensation is to be offset against the compensation of the Management Board member.
Further provisions also function as a cap in case of different mandates within the BioNTech Group to avoid uncontrollably payouts and risks for the Group.
Claw-back and malus rules
•Service contracts of Management Board members to be newly concluded or extended and the terms and conditions of the Stock Option Plans and the RSUPs will contain so-called malus and claw-back provisions entitling the Company to withhold or reclaim variable compensation components in whole or in part in the event of a breach by the Management Board member concerned of internal company policies or statutory obligations.
•Service contracts of Management Board members to be newly concluded or extended and the terms and conditions of the Stock Option Plan will in future contain a provision obliging Management Board members to repay variable compensation already paid out if it transpires after payment that the basis for calculating the amount paid out was incorrect.
Ensures sustainable corporate development and ensures avoiding taking inappropriate risks.
Severance payment cap	In the event of premature termination, Management Board members are granted a severance payment in the amount of the compensation expected to be owed by the Company for the remaining term of the employment contract, up to a maximum of two years' compensation.	Caps the compensation of Management Board members in the case of premature termination to avoid uncontrollably high payouts and risks for the Group.

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3    Terms of the Current Service Agreements
The following sets forth the termination dates of the current service agreements of our Management Board:
•Prof. Ugur Sahin, M.D.: December 31, 2026
•Jens Holstein: June 30, 2025
•Sean Marett: December 31, 2024
•Sierk Poetting, Ph.D.: November 30, 2026
•Ryan Richardson: December 31, 2026
•Prof. Özlem Türeci, M.D.: May 31, 2025
4    Review of the Appropriateness of Management Board Compensation for the Year Ended December 31, 2022
Our current remuneration system was derived from a thorough review performed by our Supervisory Board considering the major transformational changes we underwent in the past and was approved as of June 22, 2021. The service agreements with our Management Board, which were extended during the years ended December 31, 2021 and 2022 until dates as outlined in section 3, were designed to comply with the remuneration system.
During the year ended December 31, 2022, we conducted a review of the remuneration system of the Management Board to ensure appropriateness and to challenge the compensation of the members of the Management Board. Taking the market position of BioNTech into account, our Management Board's compensation was assessed from a market perspective. We engaged an external and independent compensation consultant to assess the compensation level and structure in line with the rules of our comprehensive remuneration system as approved by the AGM on June 22, 2021, which is available online on our website www.biontech.de. The analysis showed that our remuneration system, with its targets for the members of the Management Board and the caps on their remuneration, complies with market standards and the German Corporate Governance Code (GCGC). The Supervisory Board will continue to examine the remuneration system on a regular basis and critically review the need for adjustments in light of sustained internal and external developments.

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5    Remuneration during the Year Ended December 31, 2022
5.1    Target Total and Maximum Compensation
The target total compensation (TTC) for the Management Board for the years ended December 31, 2022, and 2021 is presented in the tables below. The following table discloses the compensation instruments and their essential compliance with the percentage ranges defined for target total compensation in our remuneration system.

	Prof. Ugur Sahin, M.D.				Jens Holstein(1)
	Years ended December 31,				Years ended December 31,
	2022		2021		2022		2021
	in thousands	in % of TTC	in thousands	in % of TTC	in thousands	in % of TTC	in thousands	in % of TTC
Non-performance related compensation
Fixed compensation	€360	28%	€360	28%	€550	39%	€275	39%
Fringe benefits	6	— %	6	— %	7	— %	3	— %
Performance-related compensation
Short-term incentive	180	14%	180	14%	300	21%	150	21%
Management Board Grant - LTI	750	58%	750	58%	550	39%	275	39%
Target Total Compensation (TTC)	€1,296	100%	€1,296	100%	€1,407	100%	€703	100%
(1)    Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO) on July 1, 2021. His compensation excludes the one-time signing bonus granted to him at the time of his appointment to the Management Board.

	Sean Marett(2)				Sierk Poetting, Ph.D.
	Years ended December 31,				Years ended December 31,
	2022		2021		2022		2021
	in thousands	in % of TTC	in thousands	in % of TTC	in thousands	in % of TTC	in thousands	in % of TTC
Non-performance related compensation
Fixed compensation	€513	37%	€400	43%	€550	39%	€376	44%
Fringe benefits	8	1%	22	2%	4	— %	4	— %
Performance-related compensation
Short-term incentive	300	22%	200	22%	300	21%	180	21%
Management Board Grant - LTI	550	40%	300	33%	550	39%	300	35%
Target Total Compensation (TTC)	€1,371	100%	€922	100%	€1,404	100%	€860	100%
(2)    Sean Marett's compensation excludes the one-time signing and retention cash payment granted to him at the time of the extension of his service agreement.

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	Ryan Richardson				Prof. Özlem Türeci, M.D.
	Years ended December 31,				Years ended December 31,
	2022		2021		2022		2021
	in thousands	in % of TTC	in thousands	in % of TTC	in thousands	in % of TTC	in thousands	in % of TTC
Non-performance related
Fixed compensation	€340	42%	€320	42%	€518	38%	€360	43%
Fringe benefits	27	3%	16	2%	—	— %	—	— %
Performance-related compensation
Short-term incentive	170	21%	160	21%	300	22%	180	21%
Management Board Grant - LTI	280	34%	260	34%	550	40%	300	36%
Target Total Compensation (TTC)	€817	100%	€756	100%	€1,368	100%	€840	100%
Starting with the phantom share options issued in May 2021 (see section 5.5) the agreements include a maximum limit on the total compensation that the Management Board members are entitled to receive together with other compensation components received by each such board member in the respective grant year to €20.0 million for our Chief Executive Officer (CEO) and €10.0 million for all other Management Board members. It is not important when the respective compensation element will be paid out, but for which financial year it was granted.
5.2    Fixed Compensation and Fringe Benefits
The fixed compensation is paid out in twelve monthly installments as a salary. Other components of the fixed compensation include fringe benefits such as allowances for health and long-term care insurance and supplementary insurance, non-cash benefits for bicycles and travel allowances. The Management Board benefits from our D&O insurance policy. The expenses of our D&O insurance are not considered compensation, as it is concluded in our own interest covering risks for our Management Board, our Supervisory Board as well as senior executives and managing directors of BioNTech group entities.
During the years ended December 31, 2022, and 2021, the fixed compensation of Ugur Sahin was €360,000. Effective January 1, 2023, subsequent to the end of the reporting period covered by this remuneration report, Ugur Sahin’s annual fixed compensation was increased to €700,000. Effective as of his appointment to the Management Board on July 1, 2021, Jens Holstein's annual fixed compensation was €550,000. Hence, during the years ended December 31, 2022 and 2021, his effective annual fixed compensation amounted to €550,000 and €275,000, respectively. Effective April 1, 2022, Sean Marett's annual fixed compensation was increased from €400,000 to €550,000. Hence, during the years ended December 31, 2022 and 2021, his effective annual fixed compensation amounted to €512,500 and €400,000, respectively. Effective December 1, 2021, Sierk Poetting's annual fixed compensation was increased from €360,000 to €550,000. Hence, during the years ended December 31, 2022 and 2021, his effective annual fixed compensation amounted to €550,000 and €375,833, respectively. During the years ended December 31, 2022 and 2021 the fixed compensation of Ryan Richardson was €340,000 and €320,000, respectively. Effective January 1, 2023, subsequent to the end of the reporting period covered by this remuneration report, Ryan Richardson's annual fixed compensation was increased to €550,000. Effective March 1, 2022, Özlem Türeci's annual fixed compensation was increased from €360,000 to €550,000. Hence, during the years ended December 31, 2022 and 2021, her effective annual fixed compensation amounted to €518,333 and €360,000 respectively.

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5.3    Short-Term Incentive Compensation (STI)
The STI is a performance-related bonus with a one-year assessment period. The compensation system provides for STI amounts up to a maximum of 60% of the amount of the fixed compensation per year. The payout amount of the short-term incentive compensation depends on the achievement of certain financial and non-financial performance criteria of the Group in a particular financial year, which goals are set uniformly for all members of the Management Board.
A detailed description of the STI and potential performance targets are included in our comprehensive remuneration system as approved by the AGM on June 22, 2021, which is available online on our website www.biontech.de.
During the year ended December 31, 2021, the maximum short-term incentive compensation for Ugur Sahin, Sean Marett, Sierk Poetting, Ryan Richardson and Özlem Türeci was €180,000, €200,000, €180,000, €160,000 and €180,000 which, considering the 2021 target achievement of 100%, led to the respective annual bonus amounts for the year ended December 31, 2021. Following the effective extension of their respective service agreements, the maximum short-term incentive compensation for Sean Marett, Sierk Poetting and Özlem Türeci was increased to €300,000, each which, considering the 2022 target achievement of 85%, led to €255,000, each as annual bonus amounts of the year ended December 31, 2022. The maximum short-term incentive compensation for Ugur Sahin and Ryan Richardson amounted to €180,000 and €170,000 during the year ended December 31, 2022 leading to annual bonus amounts of €153,000 and €144,500, respectively. Effective January 1, 2023, subsequent to the end of the reporting period covered by this remuneration report Ugur Sahin's and Ryan Richardson's maximum short-term incentive compensation was increased to €350,000 and €300,000, respectively. Starting with his appointment to the Management Board on July 1, 2021, the maximum short-term incentive compensation for Jens Holstein was defined as €300,000 which led to an effective annual bonus of €150,000 and €255,000 for the years ended December 31, 2021 and 2022, respectively.
During the year ended December 31, 2022, as part of the extension of his service agreement, Sean Marett received a one-time signing and retention cash payment in the amount of €60,000.
Subsequent to the end of the reporting period covered by this remuneration report, the Supervisory Board, upon the recommendation of the Compensation, Nomination and Corporate Governance Committee, approved a special payment in the gross amount of €600,000 to Jens Holstein. The special payment is made to honor Mr. Holstein's exceptional performance and is considered having a

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recognizable future-related benefit for the Company. Of this payment, €150,000 net of costs and expenses shall be used to purchase BioNTech shares.
The following table summarizes the overall target achievement and the resulting annual bonus payout amount per Management Board member.

Short-Term Incentive Compensation (STI) for the year ended December 31, 2022	Relative to fixed compensation (in %)	Compensation Corridor		Overall Target Achieve-ment	STI Payment (in thousand)
		Lower Limit (0%)	Upper Limit (100%)		Thereof First Install-ment to be paid out in April 2023	Thereof Second Install-ment deferred and to be paid out in March 2024(1)
Prof. Ugur Sahin, M.D.	50%	—	180	85%	77	77
Jens Holstein	55%	—	300	85%	128	128
Sean Marett	58%	—	300	85%	128	128
Sierk Poetting, Ph.D.	55%	—	300	85%	128	128
Ryan Richardson	50%	—	170	85%	72	72
Prof. Özlem Türeci, M.D.	58%	—	300	85%	128	128
(1)     Deferred amount is dependent on the share price development during the year following the determination date in March 2023.
The performance targets defined by our Supervisory Board for the year ended December 31, 2022 were derived from the strategic and operational objectives of the Company rather than financial performance, as continued development was the main emphasis in the year ended December 31, 2022. As shown in the table below, the ambitious and measurable performance targets include various Company Goals as well as an Environment, Social and Corporate Governance, or ESG, Target and were defined in line with the applicable compensation system.
The determination on the actual achievement of the performance targets, which was made by the Supervisory Board in its reasonable discretion at the beginning of the 2023 financial year, is shown in the following table and explained below.

	Performance Targets 2022 Financial Year	Relative Weighting	Weighted Achievement
Company Goals	Advance and diversity our Innovation pipeline to serve a larger patient population	25%	21%
	Help fight the pandemic by broadening access to Comirnaty worldwide	25%	24%
	Enable full integration and further growth across the entire organization	15%	12%
	Become a truly digital-first company	15%	13%
ESG Target	Become a sustainable guardian of the world	20%	15%
	Total	100%	85%
During the year ended December 31, 2022, we advanced and diversified our innovation pipeline in order to serve a larger patient population; i.e., we advanced our oncology and infectious disease

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pipeline by progressing various programs into and within the clinic. Furthermore, we helped to fight the pandemic by broadening access to Comirnaty worldwide, i.e., by successfully marketing our COVID-19 vaccine globally. We also enabled full integration and further growth across the entire organization, which included transforming our IT function to achieve our goal to become a truly digital-first company. Additionally, during the year ended December 31, 2022, we became a sustainable guardian of the world, while we were, for example, able to maintain our ISS ESG "Prime" rating. The determination on the actual achievement of the performance targets by the Supervisory Board for the year ended December 31, 2022 was 85%.
The first installment of the STI for the year ended December 31, 2022, will be paid out in April 2023, the month after approval of the consolidated financial statements. The first installment of the STI for the year ended December 31, 2022 was considered granted and owed in 2022, the year in which the activity, to which the remuneration relates, has been performed. The first installment of the STI for the year ended December 31, 2021 was considered granted and owed in 2021 and was paid out in April 2022.
The second installment of the STI for the year ended December 31, 2022 was also considered granted and owed in 2022, as the Management Board had already completely performed the activity to which it relates. It will be paid out in February 2024 subject to an adjustment due to the share-price development. The second installment of the STI for the year ended December 31, 2021 was considered granted and owed in 2021 and was paid out in February 2023 with adjustments due to the share-price development.
The second installment of the STI is subject to adjustments in relation to the development of the share price between the determination date, when the STI achievement is determined, and the respective anniversary of that date (i.e., in the event of an increase or decrease in the share price, the payment amount is multiplied by the factor of the development of the share price).
5.4    Share-Based Payments (incl. Long-Term Incentive (LTI) and other one-time programs)
The service agreements with our Management Board provide for long-term incentive compensation (Management Board Grant - LTI) through an annual grant of options to acquire BioNTech shares during their respective service periods. Those yearly LTI programs are in line with our comprehensive remuneration system as approved by the AGM on June 22, 2021, which is available online on our website www.biontech.de. The options granted each year will be subject to the terms and conditions of the respective authorizations of the Annual General Meeting creating our Employee Stock Ownership Plan (ESOP) and the applicable option agreement thereunder (see section 5.5 below).
During the year ended December 31, 2021, the number of options granted to Ugur Sahin, Sean Marett, Ryan Richardson and Özlem Türeci was calculated based on a target value of €750,000, €300,000, €260,000 and €300,000, respectively. Following the renewal of their respective service agreements, the target value for the number of options to be granted each year to Sean Marett, Sierk Poetting and Özlem Türeci was increased from €300,000 to €550,000. Hence during the year ended December 31, 2022, the number of options granted to Ugur Sahin, Sean Marett, Sierk Poetting, Ryan Richardson and Özlem Türeci was calculated based on a target value of €750,000, €550,000, €550,000, €280,000 and €550,000, respectively. Beginning on January 1, 2023, the target for the number of options to be granted each year for Ugur Sahin and Ryan Richardson was increased to €1,050,000 and €550,000, respectively. The number of options to be granted each year to Jens Holstein is based on a target value of €550,000, which was applied during the year ended December 31, 2022. During the year ended December 31, 2021, the number of options to be granted to Jens Holstein was calculated using a pro rata value of €275,000. In each case the target values are divided by the amount by which a certain target share price exceeds the exercise price.
As of his appointment, the Supervisory Board granted Jens Holstein a one-time signing bonus of €800,000 by awarding 4,246 phantom shares. The phantom shares vest in four equal installments on July 1 of 2022, 2023, 2024, and June 30, 2025 but will only be settled in cash on July 1, 2025. The cash

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payment is subject to an effective settlement closing price cap. This means that the settlement closing price shall effectively be adjusted to ensure that the current price of an ADS as of the settlement date does not exceed 800% of the closing price applied when the award was initially granted. In addition, the total cash payment under the award shall not exceed €6.4 million.
In the past, one-time share-based payment arrangements were entered into with our Management Board members, which include the Employee Stock Ownership Plan (ESOP) (granted in 2018) and the Chief Executive Officer Grant (granted in 2019), which are explained in detail in section 5.5 below.
During the year ended December 31, 2022, option rights granted under the ESOP 2018 (November 15, 2022 for all Management Board members except Ryan Richardson who was not a Management Board member at the time the option rights were allocated and September 16, 2022 for Ryan Richardson) vested and became exercisable (option rights allocated to Ryan Richardson and Özlem Türeci had already vested in 2019 but continued to be subject to performance and waiting requirements). During the exercise period, the options rights remain subject to performance conditions which have to be fulfilled as of the date the relevant option rights are exercised. In addition, the yearly portion of 25% of the Chief Executive Officer Grant (October 9, 2022) and the yearly portion of 25% of our 2020 and 2021 LTI programs, (February 13, 2022 and May 12 for all Management Board members except Jens Holstein as well as May 17, 2022 for Jens Holstein) vested but continue to be subject to performance and waiting requirements. In addition, during the year ended December 31, 2022, the yearly portion of 25% of the one-time signing bonus for Jens Holstein vested which continues to be subject to waiting requirements. During the year ended December 31, 2021, the yearly portion of 25% of the Chief Executive Officer Grant (October 9, 2021) and the yearly portion of 25% our 2020 LTI program (February 13, 2021) vested but continued to be subject to performance and waiting requirements.
The benefits from our share-based payment arrangements (incl. long-term incentive) are considered granted and owed when the awards are settled. For further explanations see section 5.6. During the year ended December 31, 2022, this definition applies to the option rights granted under the Employee Stock Ownership Plan 2018, to the extent they have been exercised and were settled. With respect to the ESOP, the table Remuneration Granted and Owed (see section 5.6) shows the implied market value calculated using the closing price of an American Depositary Share of BioNTech on Nasdaq on the respective last day preceding the exercise dates converted from USD to Euro using the exchange rates published by the German Central Bank (Deutsche Bundesbank) on the same days as well as using the effective exercise price and maximum cap mechanism for all Management Board members (except Ryan Richardson who was not a Management Board member at the time the option rights were allocated). The implied market value may vary from the benefit in kind. During the year ended December 31, 2021, no share-based payment arrangements (incl. long-term incentive) were considered granted and owed.

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5.5    Additional Disclosures on Share-Based Payment Instruments
In accordance with Sec. 162 para. 1 no. 3 AktG, the table below provides an overview of the share options and other share-based payment instruments allocated to our Management Board and outstanding as of December 31, 2022.

	Grant Date / Allocation Date	Number of Ordinary Shares Underlying Share Options / Number of Phantom Share Options (1)	Option Exercise Price (€)(7)	Earliest Option Exercise Date(9)	Option Expiration Date	Name of the Program

Prof. Ugur Sahin, M.D.	11/15/2018	—	10.14	11/15/2022	11/15/2026	ESOP 2018
	10/09/2019(2)	4,374,963	13.60	10/9/2023	10/9/2029	CEO Grant 2019
	2/13/2020(3)	97,420	28.32	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(4)	17,780	173.66	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(5)	19,997	142.60	5/31/2026	5/31/2032	LTI 2022(10)
Jens Holstein	5/17/2021	6,463	175.16	5/17/2025	5/17/2031	LTI 2021(10)
	7/1/2021(8)	4,246	n/a(8)	7/1/2025(8)	n/a(8)	Signing Bonus
	5/31/2022(5)	14,664	142.60	5/31/2026	5/31/2032	LTI 2022(10)
Sean Marett	11/15/2018	230,780(6)	10.14	11/15/2022	11/15/2026	ESOP 2018
	2/13/2020(3)	38,968	28.32	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(4)	7,112	173.66	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(5)	14,664	142.60	5/31/2026	5/31/2032	LTI 2022(10)
Sierk Poetting, Ph.D.	15/11/2018	—	10.14	11/15/2022	11/15/2026	ESOP 2018
	2/13/2020(3)	38,968	28.32	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(4)	7,112	173.66	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(5)	14,664	142.60	5/31/2026	5/31/2032	LTI 2022(10)
Ryan Richardson	9/16/2018	—	10.14	9/16/2022	9/16/2026	ESOP 2018
	2/13/2020(3)	33,772	28.32	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(4)	6,163	173.66	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(5)	7,465	142.60	5/31/2026	5/31/2032	LTI 2022(10)
Prof. Özlem Türeci, M.D.	11/15/2018	—	10.14	11/15/2022	11/15/2026	ESOP 2018
	2/13/2020(3)	38,968	28.3	2/13/2024	2/13/2030	LTI 2020(10)
	5/12/2021(4)	7,112	173.66	5/12/2025	5/12/2031	LTI 2021(10)
	5/31/2022(5)	14,664	142.60	5/31/2026	5/31/2032	LTI 2022(10)
(1)    18-for-1 stock split of our ordinary shares, which became effective on September 18, 2019 upon registration with the commercial register (Handelsregister) is reflected in share amounts granted in advance.
(2)    Options vest in four equal installments on October 9 of 2020, 2021, 2022 and 2023 but will not become exercisable before the expiry of the waiting period on October 9, 2023 and can only be exercised during the exercise windows as defined by our ESOP.
(3)    Options vest in four equal installments on February 13 of 2021, 2022, 2023 and 2024 but will not become exercisable before the expiry of the waiting period on February 13, 2024 and can only be exercised during the exercise windows as defined by our ESOP.

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(4)    Options were issued as phantom share options and vest in four equal installments on May 12 of 2022, 2023, 2024 and 2025 for all Management Board members but Jens Holstein and May 17 of 2022, 2023, 2024 and 2025 for Jens Holstein. The options will not become exercisable before the expiry of the waiting period on May 12, 2025 and May 17, 2025, respectively.
(5)    Options were issued as phantom share options and vest in four equal installments on May 31, 2023, 2024, 2025 and 2026 for all Management Board members. The options will not become exercisable before the expiry of the waiting period on May 31, 2026.
(6)    Initially granted options (610,110) fully vested on November 15, 2022. Options which remain outstanding (230,780) can only be exercised during the exercise windows as defined by our ESOP and if certain performance conditions are fulfilled as of the date the relevant option rights are exercised.
(7)    All options are subject to an effective exercise price cap. This means that the exercise price shall effectively be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. With respect to the ESOP 2018 and the CEO Grant 2019 agreements, the maximum economic benefit receivable in respect of any exercised, is capped at $240.00. As a result, the effective exercise price will not increase above a Euro amount equivalent to $30.00. With respect to the LTI 2020 agreements, a value for the maximum cap mechanism may be determined by the Supervisory Board in the future. With respect to the phantom share options issued under the LTI 2021 and 2022 agreements, the maximum compensation that the Management Board members are entitled to receive under such agreements, together with other compensation components received by each such board member in the respective grant year, shall not exceed €20.0 million for Ugur Sahin as Chief Executive Officer (CEO) and €10.0 million for all other Management Board members.
(8)    As of July 1, 2021 when Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO), the Supervisory Board granted Jens Holstein a one-time signing bonus as outlined in section 5.4. n/a = not applicable
(9)    Indicates end of the respective waiting periods, additional restrictions with respect to exercise windows may apply.
(10)    Management Board Grant (Long-Term Incentive) in the respective years.

Management Board Grant (Long-Term Incentive)
The service agreements with our Management Board provide for long-term incentive compensation (Management Board Grant - LTI) through an annual grant of options to acquire BioNTech shares during their respective service periods. The options granted each year will be subject to the terms and conditions of the respective authorizations of the Annual General Meeting creating our Employee Stock Ownership Plan (ESOP) and the applicable option agreement thereunder. The allocation of the number of issued options in 2020 occurred in February 2020. In May 2021 and May 2022, phantom options equivalent to the number of options the Management Board members would have been entitled to receive for 2021 and 2022 were granted under the Management Board Grant.
For the awards allocated as of February 2020, the exercise price for each option is $30.78 (€28.32), calculated using the foreign exchange rate published by the German Central Bank (Deutsche Bundesbank) as of the grant date. The share options allocated as of February 2020 are subject to an effective exercise price cap, which means that the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. Our Supervisory Board reserves the right to limit the economic benefit from the exercise of the options to extent the result from extraordinary events or developments. For the awards allocated as of May 12, 2021, May 17, 2021, and May 31, 2022 the exercise prices are $185.23 (€173.66), $186.83 (€175.16) and $152.10 (€142.60), respectively (all amounts calculated as of December 31, 2022, using the foreign exchange rate as published by the German Central Bank (Deutsche Bundesbank)). The phantom share options allocated as of May 2021 and 2022 are subject to the effective exercise price cap. In addition, the maximum compensation that the Management Board members are entitled to receive under those relevant agreements together with other compensation components received by each such board member in the respective grant year is capped at €20.0 million for Ugur Sahin as Chief Executive Officer (CEO) and €10.0 million for all other Management Board members. The options will vest annually in equal installments over four years commencing on the first anniversary of the allocation date and will be exercisable four years after the allocation date. The vested options can only be exercised if each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii)

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at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the ordinary shares outstanding immediately following the initial public offering (other than ordinary shares owned by BioNTech), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. Following the expiry of the waiting period, option rights may be exercised during the exercise windows as set out in the ESOP agreement. The options rights can be exercised up to ten years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.
The tables below show the development and the outstanding number of share options as of and between the dates indicated:
Management Board Grant (LTI 2020)

Number of Ordinary Shares Underlying Share Options	Prof. Ugur Sahin, M.D.	Jens Holstein(1)	Sean Marett	Sierk Poetting, Ph.D.	Ryan Richardson	Prof. Özlem Türeci, M.D.

As of December 31, 2021	97,420	—	38,968	38,968	33,772	38,968
Exercised	—	—	—	—	—	—
As of December 31, 2022	97,420	—	38,968	38,968	33,772	38,968
(1)    Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO) on July 1, 2021. The Management Board Grant (LTI 2020) is not available for Jens Holstein due to the fact that, by the time it was allocated, Jens Holstein had not joined our company.
Management Board Grant (LTI 2021)

Number of Phantom Share Options	Prof. Ugur Sahin, M.D.	Jens Holstein	Sean Marett	Sierk Poetting, Ph.D.	Ryan Richardson	Prof. Özlem Türeci, M.D.

As of December 31, 2021	17,780	6,463	7,112	7,112	6,163	7,112
Exercised	—	—	—	—	—	—
As of December 31, 2022	17,780	6,463	7,112	7,112	6,163	7,112
Management Board Grant (LTI 2022)

Number of Phantom Share Options	Prof. Ugur Sahin, M.D.	Jens Holstein	Sean Marett	Sierk Poetting, Ph.D.	Ryan Richardson	Prof. Özlem Türeci, M.D.

As of December 31, 2021	—	—	—	—	—	—
Allocated	19,997	14,664	14,664	14,664	7,465	14,664
Exercised	—	—	—	—	—	—
As of December 31, 2022	19,997	14,664	14,664	14,664	7,465	14,664
The following is a presentation of the one-time programs that were approved prior to the adoption of the remuneration system during the year ended December 31, 2021:
Chief Executive Officer Grant 2019

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In September 2019, we granted Prof. Ugur Sahin, M.D. an option to purchase 4,374,963 of our ordinary shares, subject to Prof. Sahin’s continuous employment with us. The options’ exercise price per share is the Euro translation of the public offering price from our initial public offering, $15.00 (€13.60) which is subject to the effective exercise price cap and the maximum cap mechanism. Under the exercise price cap the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. Under the maximum cap mechanism, the maximum economic benefit receivable in respect of any exercised option, is capped at $240. As a result, the effective exercise price will not increase above a Euro amount equivalent to $30. The options will vest annually in equal installments after four years commencing on the first anniversary of our initial public offering and will be exercisable four years after our initial public offering. The vested option rights can only be exercised if and to the extent that each of the following performance criteria has been achieved: (i) at the time of exercise, the current price is equal to or greater than the threshold amount (that is, the exercise price, provided that such amount increases by seven percentage points on each anniversary of the allocation date); (ii) at the time of exercise, the current price is at least equal to the target price (that is, (a) for the twelve-month period starting on the fourth anniversary of the allocation date, $8.5 billion divided by the total number of the shares outstanding immediately following the initial public offering (other than shares owned by us), and (b) for each twelve-month period starting on the fifth or subsequent anniversary of the allocation date, 107% of the target share price applicable for the prior twelve-month period); and (iii) the closing price for the fifth trading day prior to the start of the relevant exercise window is higher than the exercise price by at least the same percentage by which the Nasdaq Biotechnology Index or a comparable successor index as of such time is higher than such index was as of the last trading day before the allocation date. Following the expiry of the waiting period, option rights may be exercised during the exercise windows as defined by our ESOP. The option rights can be exercised up to ten years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.
Employee Stock Ownership Plan 2018
Based on an authorization of the general meeting on August 18, 2017, we established a share option program under which we granted selected employees options to receive our shares. The program is designed as an Employee Stock Ownership Plan, or ESOP. We offered the participants a certain number of rights by explicit acceptance by the participants. The exercise of the option rights in accordance with the agreement gives the participants the right to obtain shares against payment of the exercise price. With respect to the Management Board members, other than Ryan Richardson, who was not a Management Board member at the time the options were granted, the options are subject to the effective exercise price cap as well as the maximum cap mechanism. Under the exercise price cap the exercise price shall be adjusted to ensure that the current price of an ADS as of the exercise date does not exceed 800% of the exercise price. Under the maximum cap mechanism, the maximum economic benefit receivable in respect of any exercised option, is capped at $240. As a result, the effective exercise price will not increase above a Euro amount equivalent to $30.00. The option rights (other than Prof. Özlem Türeci’s, M.D., and Ryan Richardson’s options) generally fully vest after four years and can only be exercised if: (i) the waiting period of four years has elapsed; and (ii) at the time of exercise, the average closing price of the shares of the Company or the average closing price of the right or certificate to be converted into an amount per share on the previous ten trading days preceding the exercise of the option right exceeds the strike price by a minimum of 32%, with this percentage increasing by eight percentage points as of the fifth anniversary of the respective issue date and as of each subsequent anniversary date. Following the expiry of the waiting period, option rights may be exercised within a period of four weeks from the date of the Annual General Meeting or the publication of the annual financial statements, the semi-annual report or our most recent quarterly report or interim report (exercise windows). The option rights can be exercised up to eight years after the allocation date. If they have not been exercised by that date, they will be forfeited without compensation.
By way of a shareholders’ resolution of the general meeting on August 19, 2019, the authorization to issue such option rights was amended such that, in order for the options to be exercisable, the average closing price of the Company’s shares or the average closing price of the right or certificate to be converted into an amount per share on the ten trading days immediately preceding the exercise must

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exceed the strike price by a minimum of 28%, with this percentage increasing by seven percentage points as of the fifth anniversary of the issue date and as of each subsequent anniversary date. Also, in addition to the aforementioned requirements, the exercise is only possible if the share price (calculated by reference to the price of the ordinary share underlying the ADS) has performed similar to or better than the Nasdaq Biotechnology Index. The changes made do not affect option rights already issued.
The Supervisory Board determined in September 2022 that the ESOP settlement in November and December 2022 would be made by delivery of shares (in the form of ADSs) equal to the net value of the exercised option rights after deduction of (i) the exercise price and (ii) the applicable wage taxes (including solidarity surcharge thereon and church tax, if applicable) and social security contributions resulting from such exercise. The respective number of ADSs was settled with treasury shares.
The table below shows the development and the outstanding number of share options as of and between the dates indicated:
ESOP 2018

Number of Ordinary Shares Underlying Share Options	Prof. Ugur Sahin, M.D.	Jens Holstein(1)	Sean Marett	Sierk Poetting, Ph.D.	Ryan Richardson	Prof. Özlem Türeci, M.D.

As of December 31, 2021	1,830,348	—	610,110	610,110	149,508	1,952,334
Exercised	(1,830,348)	—	(379,330)	(610,110)	(149,508)	(1,952,334)
As of December 31, 2022	—	—	230,780	—	—	—
(1)    Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO) on July 1, 2021. The one-time ESOP 2018 program is not available for Jens Holstein due to the fact that by the time it was allocated, Jens Holstein had not joined our company.
Except for Sean Marett, all Management Board members exercised all their option rights during the year ended December 31, 2022. As of December 31, 2022, Sean Marett still holds 230,780 option rights which can only be exercised during the exercise windows as defined by our ESOP and if certain performance conditions are fulfilled as of the date the relevant option rights are exercised. The members of the Management Board mainly remain invested in most of the shares resulting from the settlement and therefore hold an important stake in our company's future.
5.6 Remuneration Granted and Owed during the Year Ended December 31, 2022
The total compensation granted or owed according to Sec. 162 para. 1 AktG to all members of the Management Board for the years ended December 31, 2022, and 2021 are presented in the table below. Compensation is considered granted if it either has been received by the Management Board members or the activities, to which the remuneration relates, have been performed. Compensation is considered owed, if the compensation components are legally due, but have not yet been received by the Management Board members. Hereinafter, when the earlier of one of the definitions applies, compensation is referred to only as being "granted and owed." The Institute of Public Auditors in Germany, Incorporated Association (Institut der Wirtschaftsprüfer, IDW) has presented two interpretations for the presentation, according to which, in interpretation 1, remuneration is only shown as granted and owed in the year in which it is received (inflow principle; "Zuflussprinzip"). According to interpretation 2, remuneration may also be disclosed in the remuneration report for the financial year in which the activity underlying the compensation was performed (vesting principle; "Erdienungsprinzip"). The Supervisory Board, together with the Management Board, has decided to apply interpretation 2 for short-term compensation components such as fixed compensation and short-term incentives (STI) and interpretation 1 for share-based payments (incl. long-term incentives (LTI)). This approach which deviates from interpretation 1 is chosen because it allows a fair presentation of the actual benefits, which are, for example, subject to final underlying share price developments.

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As outlined in section 5.4, during the year ended December 31, 2022, the options granted one-time under the Employee Stock Ownership Plan 2018, or ESOP 2018 vested and became exercisable (option rights allocated to Ryan Richardson and Özlem Türeci had already vested in 2019 but continued to be subject to performance and waiting requirements). During the exercise period, the options rights remain subject to performance conditions which have to be fulfilled as of the date the relevant option rights are exercised. The benefits from our share-based payment arrangements (incl. long-term incentive) are considered granted and owed when the awards are settled. During the year ended December 31, 2022, this definition applies to the option rights granted under the Employee Stock Ownership Plan 2018, to the extent they have been exercised and were settled.
The amounts shown as share-based payments (including long-term incentives) in the table below are based on the implied market value at the time the awards fulfill the "granted and owed" definition. The ESOP 2018 program, designed in line with market standards, comprises provisions as outlined in section 5.5 that include an effective exercise price cap mechanism as well as a maximum cap mechanism. Although those cap mechanisms were applied, our unique and outstanding share price development, which incurred between the time the awards were granted and the time they were settled, led to extraordinary high amounts shown below. The share price was driven by our extraordinary revenues and net profit increases over the past three financial years. Those were unprecedented and driven by the COVID pandemic but also largely attributable to the exceptional performance and contribution of the Management Board as a whole, including their determination to help fighting the pandemic since early 2020. The amounts shown below cannot be seen as payments to the Management Board, as the exercise was settled by delivering American Depositary Shares, or ADSs, representing our ordinary shares. The members of the Management Board mainly remain invested in most of the

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shares resulting from the after-tax settlement and therefore hold an important stake in our company's future.

in thousands	Prof. Ugur Sahin, M.D.	Jens Holstein(1)	Sean Marett	Sierk Poetting, Ph.D.	Ryan Richardson	Prof. Özlem Türeci, M.D.

Fixed compensation
2022	€360	€550	€513	€550	€340	€518
2021	360	275	400	376	320	360
Fringe benefits(2)
2022	6	7	8	4	27	—
2021	6	3	22	4	16	—
Short-term incentive – first installment(3)
2022	77	128	128	128	72	128
2021	90	75	100	90	80	90
Short-term incentive – second installment(4)
2022	77	128	128	128	72	128
2021	90	75	100	90	80	90
Other performance-related variable compensation(5)
2022	—	—	60	—	—	—
2021	—	—	—	—	—	—
Share-based payments (incl. long-term incentive)(6)
2022
Management Board Grant - LTI	—	—	—	—	—	—
ESOP 2018	257,076(7)	—	53,479(7)	86,015(7)	22,555(7)	274,209(7)
Other share-based payment arrangements	—	—	—	—	—	—
2021
Management Board Grant - LTI	—	—	—	—	—	—
ESOP 2018	—	—	—	—	—	—
Other share-based payment arrangements	—	—	—	—	—	—
Total
2022	€257,596	€813	€54,316	€86,825	€23,066	€274,983
2021	€546	€428	€622	€560	€496	€540
(1) Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO) effective as of July 1, 2021.
(2)    Includes social security, health and additional insurance, company bike and travel expenses. Other fringe benefits, e.g. costs for security services, which are integral to the performance of business duties, are not included in the amount.
(3)    The STI of a given year is always paid out in two installments over two years. The first installment of the STI for the year ended December 31, 2022, will be paid out in April 2023, the month after approval of the consolidated financial statements. The first installment of the STI for the year ended December 31, 2022 was considered granted and owed in 2022, the year in which the activity, to which the

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remuneration relates, has been performed. The first installment of the STI for the year ended December 31, 2021 was considered granted and owed in 2021 and was paid out in April 2022.
(4)    The second installment of the STI for the year ended December 31, 2022 was also considered granted and owed in 2022, as the Management Board had already completely performed the activity to which it relates. It will be paid out in February 2024 subject to an adjustment due to the share-price development. The second installment of the STI for the year ended December 31, 2021 was considered granted and owed in 2021 and was paid out in February 2023 with adjustments due to the share-price development. The amounts ultimately paid were as follows: Prof. Ugur Sahin, M.D. €77 thousand, Jens Holstein €64 thousand, Sean Marett €86 thousand, Sierk Poetting, Ph.D. €77 thousand, Ryan Richardson €68 thousand and Prof. Özlem Türeci, M.D. €77 thousand.
(5)    During the year ended December 31, 2022, as part of the extension of his service agreement, Sean Marett received a one-time signing and retention cash payment in the amount of €60,000.
(6)    Explanations of our share-based payment arrangements are given in section 5.5 and include the LTI arrangements, the ESOP 2018, the CEO Grant 2019 and a one-time signing bonus agreed with Jens Holstein as outlined in detail under section 5.4. The benefits from our share-based payment arrangements (incl. long-term incentive) are considered granted and owed when the awards are settled. During the year ended December 31, 2022, this definition applies to the option rights granted under the Employee Stock Ownership Plan 2018, to the extent they have been exercised and were settled. During the year ended December 31, 2021, no share-based payment arrangements (incl. long-term incentive) were considered granted and owed.
(7)    The amounts shown are related to the option rights granted one-time under the ESOP 2018. The table shows the implied market value calculated using the closing price of an American Depositary Share of BioNTech on Nasdaq on the respective last day preceding the exercise dates converted from USD to Euro using the exchange rates published by the German Central Bank (Deutsche Bundesbank) on the same days as well as using the effective exercise price and maximum cap mechanism for all Management Board members (except Ryan Richardson who was not a Management Board member at the time the option rights were allocated). The implied market value may vary from the benefit in kind. Our unique and outstanding share price development, which incurred between the time the awards were granted and the time they were settled, led to extraordinary high amounts. The amounts cannot be seen as payments to the Management Board, as the exercise was settled by delivering ADSs, representing our ordinary shares. The members of the Management Board mainly remain invested in most of the shares resulting from the after-tax settlement and therefore hold an important stake in our company's future.
For the years ended December 31, 2022, and 2021 we did not make use of the malus and claw-back provisions, which would entitle us to withhold or reclaim variable STI compensation components in whole or in part, as no event incurred which would be considered a breach in this respect.
For the years ended December 31, 2022, and 2021, there was no event of termination of the Management Board service contracts. According to this, we did not use the termination related rules and regulations, i.e., outstanding variable compensation components to the period up to termination shall be granted and in the event of premature termination due to revocation of the appointment, the Board member shall receive a severance payment.
A detailed description of the malus and claw-back as well as termination provisions are included in our comprehensive remuneration system as approved by the AGM on June 22, 2021, which is available online on our website www.biontech.de.

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E.    Information on the Relative Development of the Compensation of the Management Board, the Compensation of the Employees and the Development of the Company's Earnings
The table below shows the relative development of the compensation granted and owed to the Supervisory Board and Management Board members, the average compensation of our employees and selected key earning indicators for the periods as indicated.
Selected key earning indicators considered by Sec. 162 para. 1 no. 2 AktG generally measure the development of earnings on the basis of revenues, operating income/ (loss) of the BioNTech Group (IFRS) and net income (HGB) of BioNTech SE. Considering our operational and financial development, our key earnings indicators increased exceptionally and changed significantly during the year ended December 31, 2021 compared to the prior-year period. Therefore, the development of those indicators relative to our Supervisory and Management Board members' compensation is not considered meaningful.
The remuneration of our members of the Management Board increased significantly comparing the 2022 and 2021 financial year, mainly since the options granted one-time under the Employee Stock Ownership Plan 2018 vested and became exercisable (option rights allocated to Ryan Richardson and Özlem Türeci had already vested in 2019 but continued to be subject to performance and waiting requirements). To the extent exercised and settled, during the year ended December 31, 2022 the option rights granted under the Employee Stock Ownership Plan 2018 are considered granted and owed. As outlined in section 5.6, the remuneration is based on the implied market value at the time the options are considered granted and owed in terms of Sec. 162 AktG. Our unique and outstanding share price development, which incurred between the time the awards were granted and the time they were settled, led to extraordinary high amounts. Therefore, the development of the remuneration of the members of the Management Board is mainly not considered meaningful.
The presentation of the average compensation of employees is based on the compensation of BioNTech Group employees, without apprentices. The average employee compensation is calculated using the average full-time equivalent at the beginning and end of the respective period. From December 31, 2019 to December 31, 2022, the number of full-time equivalent employees employed by the Group increased from 1,310 to 4,530 respectively.
In order to be in line with the compensation of the Management Board members, the compensation of the workforce also corresponds in principle to the granted and owed compensation within the meaning of Section 162 para. 1 sentence 1 AktG and is shown with and without share-based payment compensation (during the year ended December 31, 2021, no share-based payment arrangements (incl. long-term incentive) were considered granted and owed with respect to the Management Board). The compensation comprises the total expenses for wages, benefits and social security contributions. Also for our workforce, share-based payment programs are considered with their implied market value, to the extent considered granted and owed during the years ended December 31, 2022, and 2021 (applies to the ESOP 2018 and the LTI-plus program awarded to employees who did not participate in the ESOP 2018). The share-based payment compensation was calculated using the closing price of an American Depositary Share of BioNTech on Nasdaq on the respective last day preceding the various exercise dates (ESOP 2018) or on December 15, 2022 (LTI-plus settlement day) converted from USD to Euro using the exchange rate published by the German Central Bank (Deutsche Bundesbank) on the respective days. The implied market values may vary from the benefit in kind.
The compensation of the workforce has increased significantly comparing the 2022 and 2021 financial years as the option rights and restricted stock units granted one-time under the ESOP 2018 and LTI-plus programs were considered granted and owed during the year ended December 31, 2022. Considering the compensation of the workforce without the share-based payment consideration, it still increased notably as, in addition to actual salary increases (10%), the development is also related to one-time bonuses and a changed personnel structure in connection with new hires.

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in %	Change 2022 vs. 2021	Change 2021 vs. 2020
Management Board
Prof. Ugur Sahin, M.D.	n.m.(7)	—
Jens Holstein(8)	n.m.(8)	n.m.(8)
Sean Marett	n.m.(7)	2
Sierk Poetting, Ph.D.	n.m.(7)	2
Ryan Richardson	n.m.(7)	2
Prof. Özlem Türeci, M.D.	n.m.(7)	(1)
Supervisory Board
Helmut Jeggle	24	21
Ulrich Wandschneider, Ph.D.	25	18
Prof. Christoph Huber, M.D.	36	18
Prof. Anja Morawietz, Ph.D.(1)	—	—
Michael Motschmann	51	26
Prof. Rudolf Staudigl, Ph.D.(1)	—	—
Earnings indicators
Revenues from contracts with customers (IFRS BioNTech Group)	(9)	n.m.(2)
Operating income/ (loss) (IFRS BioNTech Group)	(17)	n.m.(3)
Net income (HGB BioNTech SE)	(20)	n.m.(4)
Compensation of the workforce
Total workforce (5)	272	17
Total workforce excl. share-based payments	35	5
(1)         Anja Morawietz and Rudolf Staudigl were appointed to the Supervisory Board on June 1, 2022. Therefore, a comparison with the prior year is not possible.
(2)    Revenues changed significantly from €482,3 million in the year ended December 31, 2020 to €18,976.7 million during the year ended December 31, 2021.
(3)    Operating profit / (loss) changed significantly from an operating loss of €82,4 million in the year ended December 31, 2020 to a €15,283.8 million operating profit during the year ended December 31, 2021.
(4)    Net income (HGB) changed significantly from a €128.4 million net loss during the year ended December 31, 2020 to €10,777.6 million net income during the year ended December 31, 2021. The information on net income (HGB) is not representative for the Group but is considered to be a key earning indicator in terms of Sec. 162 para. 1 no. 2 AktG.
(5)        The average employee compensation is based on the compensation of BioNTech Group employees including social security contributions and the implied market value from share-based payment arrangements, which are considered granted and owed during the year ended December 31, 2022. The average employee compensation is calculated using the average full-time equivalent at the beginning and end of the periods indicated.
(6)        n.m. not meaningful.
(7)    The remuneration of our members of the Management Board has increased significantly comparing the 2022 and 2021 financial year, as the options granted one-time under the Employee Stock Ownership Plan 2018 vested and became exercisable (option rights allocated to Ryan Richardson and Özlem Türeci had already vested in 2019 but continued to be subject to performance and waiting requirements). To the extent exercised and settled, during the year ended December 31, 2022 the option rights granted under the Employee Stock Ownership Plan 2018 are considered granted and owed. As outlined in section 5.6, the remuneration is based on the implied market value at the time the options are considered granted and owed in terms of Sec. 162 AktG and, our unique and outstanding share price development, which incurred between the time the awards were granted and the time they were settled, led to extraordinary high amounts. Therefore, the development of the remuneration of the members of the Management Board is mainly not considered meaningful. The compensation changes in % between 2022 and 2021 financial year for the members of the management board is the following: Prof. Ugur Sahin, M.D. 47,079, Sean Marett 8,632, Sierk Poetting, Ph.D. 15,404, Ryan Richardson 4,550, Prof. Özlem Türeci, M.D. 50,823.
(8)    Jens Holstein was appointed to the Management Board as Chief Financial Officer (CFO) on July 1, 2021. His remuneration for the year ended December 31, 2021 was granted on a pro-rata basis. Therefore, a comparison with the prior year is not meaningful (comparing the 2022 and 2021 financial year) or not possible (comparing the 2021 and 2020 financial year).

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F.    Conclusion on Remuneration System for the Year Ended December 31, 2022
The year ended December 31, 2022 was a year in which we continued to translate our vision into strong performance and during which our Management Board remained constant, while our Supervisory Board was supplemented by the addition of Prof. Anja Morawietz, Ph.D. and Prof. Rudolf Staudigl, Ph.D., who joined the Supervisory Board as of July 5, 2022. During the year ended December 31, 2022, the service agreements with Prof. Ugur Sahin, M.D., Sean Marett, Ryan Richardson and Prof. Özlem Türeci, M.D. were renewed.
To promote the business strategy and the long-term development of BioNTech, we examined our remuneration system during the year ended December 31, 2022. We engaged an external and independent compensation consultant to assess the compensation level and structure in line with the rules of our comprehensive remuneration system as approved by the AGM on June 22, 2021, which is available online on our website www.biontech.de.
The analysis showed that our remuneration system, with its targets for the members of the Management Board and the caps on their remuneration, complies with market standards and the German Corporate Governance Code (GCGC). Together with the Management Board, the Supervisory Board has followed the IDW interpretations for the presentation of remuneration in accordance with Sec. 162 of the German Stock Corporation Act (AktG), according to which short-term compensation components such as fixed compensation and short-term incentives (STI) are presented in accordance with interpretation 2 (vesting principle; "Erdienungsprinzip") and share-based payments (incl. long-term incentives (LTI) are presented in accordance with IDW interpretation 1 (inflow principle; "Zuflussprinzip"). During the year ended December 31, 2022, the ESOP 2018 program, which was granted one-time prior to our initial public offering (IPO), vested and became exercisable. During the exercise period, the options rights remain subject to performance conditions which have to be fulfilled as of the date the relevant option rights are exercised.. Our unique and outstanding share price development, which incurred between the time the awards were granted and the time they were settled, led to extraordinary high amounts in the compensation of our members of the Management Board and a also large number of selected employees during the year ended December 31, 2022. With respect to the members of the Management Board we are pleased that they mainly remain invested in most of the shares resulting from the after-tax settlement of our ESOP 2018 program and therefore hold an important stake in our company's future.
During the year ended December 31, 2022, the remuneration of our Supervisory Board members was slightly adjusted to account for the increased complexity and additional workload, while retaining the system of the fixed compensation of Supervisory Board members.
Based on the overall analysis, the Supervisory Board comes to the conclusion that the remuneration system for the Management Board and Supervisory Board as adopted at the Annual General Meeting was applied in all aspects during the year ended December 31, 2022. All agreements with the Management Board contribute to our business strategy.

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Mainz, March 26, 2023
BioNTech SE

For the Management Board
Prof. Ugur Sahin, M.D. Chief Executive Officer	Jens Holstein Chief Financial Officer
For the Supervisory Board
Helmut Jeggle Chair of the Supervisory Board

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Report of the independent auditor on the audit of the remuneration report pursuant to Sec. 162 (3) AktG
To BioNTech SE
Opinion
We have audited the formal aspects of the remuneration report of BioNTech SE, Mainz, for the fiscal year from 1 January to 31 December 2022 to determine whether the disclosures required by Sec. 162 (1) and (2) AktG [“Aktiengesetz”: German Stock Corporation Act] have been made therein. In accordance with Sec. 162 (3) AktG, we have not audited the content of the remuneration report.
In our opinion, the disclosures required by Sec. 162 (1) and (2) have been made in the accompanying remuneration report in all material respects. Our opinion does not cover the content of the remuneration report.
Basis for the opinion
We conducted our audit of the remuneration report in accordance with Sec. 162 (3) AktG and in compliance with the IDW Auditing Standard: Audit of the Remuneration Report in Accordance with Sec. 162 (3) AktG (IDW AuS 870). Our responsibilities under this provision and standard are further described in the “Responsibilities of the auditor” section of our report. As an audit firm, we applied the IDW Standard on Quality Management: Requirements for Quality Management in the Audit Firm (IDW QS 1). We complied with the professional obligations pursuant to the WPO [“Wirtschaftsprüferordnung”: German Law Regulating the Profession of Wirtschaftsprüfer (German Public Auditor)] and the BS WP/vBP [“Berufssatzung für Wirtschaftsprüfer/vereidigte Buchprüfer”: Professional Charter for German Public Accountants/German Sworn Auditors] including the requirements regarding independence.
Responsibilities of the management board and supervisory board
The management board and supervisory board are responsible for the preparation of the remuneration report and the related disclosures in compliance with the requirements of Sec. 162 AktG. In addition, they are responsible for such internal control as they determine is necessary to enable the preparation of a remuneration report and the related disclosures that are free from material misstatement, whether due to fraud or error.
Responsibilities of the auditor
Our objectives are to obtain reasonable assurance about whether the disclosures required by Sec. 162 (1) and (2) AktG are made in the remuneration report in all material respects and to express an opinion thereon in a report.
We planned and performed our audit so as to determine the formal completeness of the remuneration report by comparing the disclosures made in the remuneration report with the disclosures required by Sec. 162 (1) and (2) AktG. In accordance with Sec. 162 (3) AktG, we have not audited the accuracy of the disclosures, the completeness of the individual disclosures or the fair presentation of the remuneration report.
Consideration of misrepresentations
Germany 13890709.20

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In connection with our audit, our responsibility is to read the remuneration report considering the knowledge obtained in the audit of the financial statements and, in doing so, remain alert for indications of whether the remuneration report contains misrepresentations in relation to the accuracy of the disclosures, the completeness of the individual disclosures or the fair presentation of the remuneration report.
If, based on the work we have performed, we conclude that there is a misrepresentation, we are required to report that fact. We have nothing to report in this regard.

Köln, 28. März 2023
Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Titus Zwirner            Andreas Weigel
Wirtschaftsprüfer            Wirtschaftsprüfer
[German Public Auditor]        [German Public Auditor]

2.Information on the Supervisory Board Candidates proposed for Election under Agenda Item 8
Baroness Nicola Blackwood, Oxford, United Kingdom
Managing Director of Oxford University Innovations Limited, Managing Director of Blackwood Intelligence Limited, Chair of the Board of Genomics England Limited and Independent Consultant

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Personal Data:
Date of birth: 16 October 1979
Place of birth: Johannesburg, South Africa
Nationality: British
Education:
•Trinity College of Music, London, Senior Scholar, First Study Voice, Junior Scholar, Joint Study Voice and Flute
•St. Anne’s College, Oxford, BA (hons) in Music (First Class)
•Emmanuel College, Cambridge, MPhil in Musicology

Professional Background:
May 2010 - June 2017: Member of Parliament for Oxford West & Abingdon, British Parliament
June 2010 - September 2012: Deputy Chairwoman of the Conservative Party in the United Kingdom
July 2010 - May 2015: Member of the Home Affairs Select Committee in the United Kingdom.
September 2012 - May 2015: Parliamentary Private Secretary to Matthew Hancock, Minister for Business & Education, then Minister for Energy & Enterprise.
July 2015 - July 2016: Chair, Science & Technology Select Committee.
July 2016 - June 2017: Parliamentary State Secretary for Public Health and Innovation.
July 2017 - to date: Managing Director of Blackwood Intelligence Limited, London, United Kingdom
October 2017 - January 2019: Advisory Board Member, Eagle Genomics
December 2017 - January 2019: Board Member of Oxford University Innovations Limited, a wholly-owned subsidiary of the University of Oxford, member of the Proof of Concept and follow on Investment Committee and the Audit and Risk Committee.
March 2018 - January 2019: Chair, Human Tissue Authority
January 2019 - February 2020 - Minister for Innovation, Department of Health and Social Care
May 2020 - to date: Chair of the Board of Genomics England Limited, London, United Kingdom
August 2020 - to date: Board Trustee and Director of the Alan Turing Institute, London, United Kingdom

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November 2021 - to date: Managing Director and Chairman of Oxford University Innovations Limited, Oxford, United Kingdom
July 2022 - to date: Equity Partner, ReCode Health Ventures LLC, San Francisco, USA
Membership of Statutory Supervisory Boards in Germany:
•None

Membership in Comparable Domestic or Foreign Supervisory Bodies of Business Enterprises:
•Chair of the Board of Genomics England Limited, London, United Kingdom

Other Essential Activities:
•Member of the Board of Trustees and Director of the Alan Turing Institute, London, United Kingdom
•Member of the Science Policy Expert Advisory Committee (SPEAC), The Royal Society, United Kingdom
•Chair of the Advisory Board, Thriva Limited, London, United Kingdom
•Steering Group Member, Entrepreneurship Education Collaboration and Engagement (EECOLE), OECD
•Advisory Board Member, Harwell Science and Innovation Campus Ltd, Oxford, United Kingdom
•Equity Partner, ReCode Health Ventures LLC, San Francisco, USA
•Founding Member of the Advisory Board, Reuben College, University of Oxford, United Kingdom

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Ulrich Wandschneider, Ph.D., Hamburg
Managing Director of beebusy capital GmbH and independent consultant for companies in the life science and healthcare sector
Personal Data:
Date of birth: 14 March 1961
Place of birth: Leer
Nationality: German
Education:
•Apprenticeship as bank clerk at Commerzbank AG, Hamburg
•Studied business administration at the Universities of Hamburg and Zurich
•Doctorate (Dr. rer. pol.) at the University of Hamburg
Professional Background:
September 1987 - September 2002: Arthur Andersen/Andersen Worldwide - Consulting Equity-Partner Andersen Worldwide S.A., Geneva. Last responsibility: European industry leader for “Pharmaceutical, Biomedical and Healthcare Services”.
October 2002 - October 2004: Partner at Deloitte Consulting/ Deloitte & Touche - Healthcare and Pharmaceuticals
November 2004 - November 2019: MediClin AG, Offenburg, Chairman of the Supervisory Board (June 2012-November 2019), CEO/Chairman of the Management Board (November 2004-October 2011), COO/Member of the Management Board (November 2011-May 2012)
May 2006 - June 2016: 1st Vice President of the Bundesverband der Deutschen Privatkliniken e.V. (BDPK), Berlin (Association of Private Clinics in Germany)
December 2009 - December 2021: Member of the Supervisory Board of Vanguard AG, Berlin
November 2011 - September 2018: Asklepios Kliniken Group - Chairman of the Supervisory Board of Asklepios Kliniken Verwaltungsgesellschaft mbH, initially Königstein im Taunus, later Hamburg, (May 2016-December 2017), Chairman of the Supervisory Board of Asklepios Kliniken GmbH & Co. KGaA, Hamburg, (December 2017-September 2018), Chairman of the Advisory Board of the shareholder holding company (Broermann Holding GmbH) (May 2016-September 2018), CEO/Chairman of the Management Board of the Asklepios Kliniken Group (November 2011-April 2016).
November 2017 - July 2020: Member of the Supervisory Board of MPH Health Care AG, Berlin
December 2018 – to date: Managing Director of beesbusy capital GmbH, Hamburg
Membership of Statutory Supervisory Boards in Germany:
•BioNTech SE, Mainz (Deputy Chairman of the Supervisory Board)

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•Member of the Supervisory Board of Marienhaus GmbH, Waldbreitbach

Membership in Comparable Domestic or Foreign Supervisory Bodies of Business Enterprises:
•None

Other Essential Activities:
•Chairman of the Advisory Board of Argentum Pflege Holding GmbH, Hanau
•Chairman of the Advisory Board of Augenklinik Airport GmbH (SmileEyes Clinic), Munich
•Chairman of the Advisory Board of Panorama Fachklinik GmbH, Munich
•Member of the advisory board of Creative Balloons GmbH, Waghäusel

•Member of the Board of Trustees Hanns Martin Schleyer Foundation, Berlin
•Senior Advisor of TrilanticEurope GmbH, Hamburg

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Mr. Michael Motschmann, Munich
Member of the Management Board and Head of the Investments Division of MIG Capital AG
Personal Data:
Date of birth: 3 August 1957
Place of birth: Munich
Nationality: German
Education:
•After graduating from high school in 1978, founding of Makler Motschmann GmbH as an independent businessman/entrepreneur

Professional Background:
September 1978 - May 1982: Makler Motschmann GmbH, Managing Partner and Commercial Director
February 1981 - December 1992: Michael and Cecil Motschmann GbR, Managing Partner
May 1985 – to date: Belle Mare Capital GmbH (formerly Cecil und Michael Motschmann GmbH), Shareholder and Managing Director
December 1987 - December 2007, Nitrion GmbH (formerly MPT Metallbehandlung und Plasmatechnik GmbH), founder and shareholder
May 2002 - December 2007: Nitrion GmbH Nitrierbetriebe Bayern, Managing Director
January 2005 - until today: MIG Capital AG, Founder and Member of the Management Board
Membership of Statutory Supervisory Boards in Germany:
•BioNTech SE, Mainz
•APK AG, Merseburg
•HMW Emissionshaus AG, Pullach
Membership in Comparable Domestic or Foreign Supervisory Bodies of Business Enterprises:
•Chairman of the Supervisory Board, Affiris AG, Vienna
•Member of the Advisory Board, Efficient Energy GmbH, Feldkirchen
•Member of the Advisory Board, Temedica GmbH, Munich
•Member of the Advisory Board, AMSilk GmbH, Munich

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Other Essential Activities:
•None

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III.Further Details
1.Investor Portal
In order to enable our shareholders to register electronically for the Annual General Meeting, to issue proxies with instructions to the proxies appointed by the Company and to issue proxies to other authorized representatives, and to cast votes on the resolutions to be adopted by the Annual General Meeting - in person or by proxy - by way of electronic absentee voting, we have set up a password-protected Investor Portal, which can be accessed via our website
https://investors.biontech.de/agm/agm-2023
(the “Investor Portal”).
This does not affect the ability of shareholders who have duly registered and are entered in the share register to attend the Annual General Meeting and exercise their voting rights there.
The individual access data for the Investor Portal will be sent to shareholders who are entered in the Company’s share register no later than 0:00 hours (CEST) on Thursday, 4 May 2023, together with the registration documents for the Annual General Meeting.
We kindly refer our ADS holders to the “ADS Holders” Sec. below in these disclosures.
2.Requirements for Attending the Annual General Meeting and Exercising Voting Rights
Pursuant to Article 15(2) of the Articles of Association, shareholders entered in the share register are entitled to attend the Annual General Meeting and exercise their voting rights, provided they have registered in good time. The closing date for registration is Thursday, 18 May 2023, 24:00 hours (CEST). In relation to the Company, rights and obligations arising from shares pursuant to Sec. 67(2) sentence 1 AktG exist only for and against those registered in the Company’s share register. Entitlement to attend the Annual General Meeting and to exercise voting rights is determined exclusively by the registration status of the share register on the day of the Annual General Meeting. However, after the end of the registration deadline, i.e., after midnight (CEST) on Thursday, 18 May 2023, no further entries will be made in the share register until the end of the Annual General Meeting for technical reasons (so-called “write stop”). Therefore, the registration status of the share register on the day of the Annual General Meeting corresponds to the status at the end of the registration deadline, Thursday, 18 May 2023, 24:00 hours (CEST) (“technical record date”). As a result of the stop on rewriting, trading in the shares is not restricted and the shares are not blocked. Shareholders can therefore continue to freely dispose of their shares even after registration. However, purchasers of shares whose transfer applications are received by the Company after 18 May 2023, 24:00 hours (CEST), may not participate in the Annual General Meeting for these shares and may not exercise the voting rights attached to these shares unless they have been authorized or empowered to exercise their rights in this respect.

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The registration for participation in the Annual General Meeting must be in German or English and must be received by the Company at the latest by Thursday, 18 May 2023, 24:00 hours (CEST) at the following address:
BioNTech SE
c/o Computershare Operations Center
80249 Munich
Germany
E-mail: anmeldestelle@computershare.de
or electronically within the above-mentioned registration period using the password-protected investor portal via the following website of the Company:
https://investors.biontech.de/agm/agm-2023
To facilitate registration, registration documents will be sent to shareholders who are entered in the Company’s share register no later than 0:00 hours (CEST) on Thursday, 4 May 2023.
Access authorization is required to use the password-protected Investor Portal. Shareholders who are entered in the Company’s share register no later than Thursday, 4 May 2023, 0:00 hours (CEST) will be sent their individual access data together with the registration documents for the Annual General Meeting. If you - namely because you will only be entered in the Company’s share register after 4 May 2023, 0:00 hours (CEST) - are not sent the registration documents with the access data without being requested to do so, we will be pleased to send them to you on request.

3.Procedure for Voting
a.General
Following proper registration in accordance with Sec. III. 2, shareholders entered in the share register may attend the Annual General Meeting and exercise their voting rights themselves. However, they may also exercise their voting rights by proxy or by proxies appointed by the Company or by electronic postal vote.
b.Voting by Electronic Absentee Ballot
Shareholders or their proxies may cast their votes by electronic absentee vote without attending the Annual General Meeting using the Investor Portal on the Company’s website at https://investors.biontech.de/agm/agm-2023 in accordance with the procedure provided for this purpose. This option of electronic absentee voting is available until Wednesday, 24 May 2023, 24:00 hours (CEST). The same applies to a revocation or amendment of the voting by electronic absentee vote via the Investor Portal. In this case, the above-mentioned requirements for attending the Annual General Meeting and exercising voting rights must be met.
If an individual vote on combined proposed resolutions is held on an agenda item without this having been communicated in advance of the Annual General Meeting, the vote shall apply accordingly to each item of the individual vote.

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Proxies, in particular intermediaries, shareholders’ associations, proxy advisors or other persons or institutions equivalent to intermediaries pursuant to Sec. 135(8) AktG, may also use electronic absentee voting. Electronic absentee voting by a proxy via the Investor Portal requires that the proxy receives the individual access data for the portal from the grantor of the proxy.
c.Procedure for Voting by Proxies appointed by the Company
In order to exercise voting rights at the Annual General Meeting, the Company also offers shareholders and their proxies the option of authorizing proxies appointed by the Company who are bound by instructions. In this case, the above-mentioned requirements for attending the Annual General Meeting and exercising voting rights must also be met.
A form that can be used for granting power of attorney and issuing instructions to the proxies appointed by the Company will be sent to shareholders entered in the share register no later than 0:00 hours (CEST) on 4 May 2023 together with the registration documents for the Annual General Meeting. A form is also available on the shareholders’ website at https://investors.biontech.de/agm/agm-2023.
Proxies and instructions to the proxies appointed by the Company (and, if applicable, amendments to or revocation of proxies issued with instructions) may be submitted in text form (Sec. 126b of the German Civil Code (BGB)) by mail or e-mail no later than Wednesday, 24 May 2023, 24:00 hours (CEST) (time of receipt) to:
BioNTech SE
c/o Computershare Operations Center
80249 Munich
Germany
E-mail: anmeldestelle@computershare.de
Alternatively, powers of attorney with instructions to the proxies nominated by the Company may be issued, amended or revoked electronically using the password-protected Investor Portal on the Company’s website at https://investors.biontech.de/agm/agm-2023. This option of granting power of attorney and issuing instructions to the proxies nominated by the Company is also available until midnight (CEST) on Wednesday, 24 May 2023. It is also possible to amend or revoke the authorization and instructions to the proxies by mail or e-mail via the Investor Portal.
On the day of the Annual General Meeting, proxies and instructions to the proxies appointed by the Company may also be issued, amended or revoked on site.
If proxies appointed by the Company are authorized, they must in any case be given instructions on how to exercise voting rights. The Company-nominated proxies are obliged to vote in accordance with the instructions given to them. Without instructions, the Company-nominated proxies are not authorized to exercise voting rights. The proxies appointed by the Company do not accept any powers of attorney to file objections to resolutions of the Annual General Meeting, to exercise the right to ask questions or to submit motions.
If an individual vote on combined proposed resolutions is held on an agenda item without this having been communicated to the Annual General Meeting in advance, an instruction on this agenda item as a whole shall also be deemed to be a corresponding instruction for each item on the individual vote.

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d.Procedure for Voting by Other Proxies
Shareholders may also have their voting rights exercised by another proxy, including an intermediary, a shareholders’ association, a voting rights advisor or another institution or person equivalent to intermediaries pursuant to Sec. 135(8) AktG. In this case, the above-mentioned requirements for attending the Annual General Meeting and exercising voting rights must also be met.
If neither an intermediary nor a shareholders’ association, proxy advisor or any other person or institution equivalent to an intermediary pursuant to Sec. 135(8) AktG is authorized, the granting and revocation of the proxy as well as the proof of authorization vis-à-vis the Company shall generally require text form (Sec. 126b BGB).
Proof of the authorization granted may be provided, among other things, by sending the proof in text form by mail or by e-mail to the address stated below:
BioNTech SE
c/o Computershare Operations Center
80249 Munich
Germany
E-mail: anmeldestelle@computershare.de
The above-mentioned means of transmission are also available if the proxy is to be granted in text form by declaration to the Company; in this case, separate proof of the granting of the proxy is not required. The revocation of a proxy already granted may also be declared in text form directly to the Company by the above-mentioned means of transmission. The granting of the proxy, its proof or revocation by one of the aforementioned means of transmission must be received by the Company by 24 May 2023, 24:00 hours (CEST).
Furthermore, the granting and revocation of the proxy may also be made electronically by using the Investor Portal until 24 May 2023, 24:00 hours (CEST).
However, proof of authorization can also be provided at the admission control on the day of the Annual General Meeting.
Intermediaries, shareholders’ associations, proxy advisors and other persons or institutions equivalent to intermediaries pursuant to Sec. 135(8) AktG may provide for different rules for their own authorization. Sec. 135 AktG provides, among other things, that the power of attorney must be granted to a specific proxy and be verifiably recorded by the proxy. The proxy declaration must also be complete and may only contain declarations associated with the exercise of voting rights. Shareholders who wish to authorize an intermediary, shareholders’ association, proxy advisor or any other person or institution treated as equivalent pursuant to Sec. 135(8) AktG are therefore requested to consult with the person to be authorized in good time on the procedure for granting proxy and the form of proxy that may be required.
If the shareholder authorizes more than one person, the Company may reject one or more of them.
A form that can be used to grant a proxy will be sent to shareholders entered in the share register no later than 4 May 2023, 0:00 hours (CEST) together with the registration

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documents for the Annual General Meeting. A form for granting proxy can also be downloaded from the Company’s website at https://investors.biontech.de/agm/agm-2023.
e.Further Information on the Exercise of Voting Rights
Attendance at the Annual General Meeting in person and attendance by proxy shall be deemed to be revocation of any votes previously cast by electronic postal vote and of any powers of attorney previously issued with instructions to the proxies. Attendance at the Annual General Meeting in person shall also be deemed to be a revocation of a previously issued power of attorney to another proxy.
If the voting right is exercised in due time both by way of electronic absentee voting via the Investor Portal and by proxy with instructions to the proxies of the Company, the vote cast by way of electronic absentee voting via the Investor Portal shall be deemed to have priority, irrespective of the time of receipt.
If different proxies with instructions are issued to the proxies of the Company by the deadline in several ways (by mail, e-mail or electronically via the Investor Portal), they will be considered in the following order regardless of the time of receipt: 1. via the Investor Portal, 2. by e-mail, 3. by mail.
The last revocation of a declaration received in due time shall be decisive.
4.ADS Holders
It is intended to enable ADS holders to follow the remarks of the Chairman of the Meeting at the beginning of the Annual General Meeting and the subsequent speeches of the Chief Executive Officer and the Chief Financial Officer at the Annual General Meeting by means of video and audio transmission, which will be made accessible via the website
https://investors.biontech.de/agm/agm-2023
The Depositary, The Bank of New York Mellon (the “Depositary”) will make this information available to eligible ADS holders as of the U.S. record date of Wednesday, 17 April 2023. Please note that ADS holders are not registered as shareholders in the share register and will not be able to vote on the agenda items of the Annual General Meeting during the video and audio broadcast on Thursday, 25 May 2023.
However, in the run-up to this Annual General Meeting, we are giving our registered and beneficiary ADS holders the opportunity, on a voluntary basis, to submit questions on the items on the agenda of the Annual General Meeting by e-mail no later than midnight (CEST) on 23 May 2023, to the extent that shareholders entered in the share register may request such information at the Annual General Meeting pursuant to Sec. 131 AktG. Any questions are to be submitted via the following e-mail address:
HV@biontech.de
The Company intends to answer questions submitted in due time and form in accordance with the above requirements by mail; questions and answers will not be published. It should be noted that there is no legal entitlement to the processing and answering of

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questions submitted in advance. Shareholders’ right to information at the Annual General Meeting remains unaffected.
Subject to the additional requirements of the Deposit Agreement with respect to American Depositary Shares and to the extent the relevant beneficial ADS holder complies with the requirements set out in a separate notice, beneficial ADS holders may give voting instructions to their respective banks or brokers holding their ADSs. The respective banks or brokers will forward the voting instructions to the Depositary (or an entity designated by the Depositary) by Monday, 19 May 2023. The Depositary (or the entity designated by the Depositary) will then exercise the voting right from the shares in the Company subject to the relevant American Depositary Shares in accordance with the relevant instruction. The details for the issuance of instructions by the beneficiary ADS holders for the exercise of the voting right by the Depositary (or by the entity designated by the Depositary) will be communicated to the beneficiary ADS holders by the Depositary through their respective banks or brokers holding their ADSs in custody.
Upon the Depositary’s request, the entity designated by the Depositary does a broker search whereby the banks or brokers provide the beneficial ADS holder’s record to the entity designated by the Depositary for the distribution of the AGM materials. The entity designated by the Depositary uses the Depositary’s proxy card to create its own Voting Instruction Form (“VIF”) which provides voting details. The beneficiary ADS holder uses the VIF to instruct their bank or broker how they want their shares in the Company subject to its ADSs voted.
For questions regarding the exercise of voting rights, registered ADS holders may contact:
BNY Mellon Shareowner Services (shrrelations@cpushareownerservices.com; telephone: +1 201 680 6825 and toll-free from within the United States: +1 888 269 2377).
If a beneficiary ADS holder holds American Depositary Shares on the U.S. record date of Wednesday, 17 April 2023, through a bank, broker or nominee, the AGM materials, including the ADS proxy card, will be mailed to the beneficiary ADS holder’s address provided by the bank, broker or nominee. Beneficial ADS holders should contact their respective banks or brokers for their voting instructions and if they have any questions.
5.Shareholders’ Rights
a.Request for additions to the agenda pursuant to Art. 56 SE Regulation, Sec. 50(2) of the SE Implementation Act (SEAG), Sec. 122(2) AktG
Shareholders whose shares separately or collectively amount to at least 5% of the share capital or at least nominal amount of EUR 500,000.00 (equivalent to 500,000 shares) of the share capital may request that items be placed on the agenda and published.
The request must be made in writing to the Management Board, with each new item on the agenda being accompanied by a statement of reasons or a draft resolution. The request must be received by the Company no later than Sunday, 30 April 2023, 24:00 hours (CEST). We request that such a request be sent to the following postal address:
BioNTech SE - Management Board
An der Goldgrube 12

English Convenience Translation –
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55131 Mainz
Germany
Additions to the agenda which are to be announced, insofar as they have not already been announced with the invitation of the Annual General Meeting, will be published in the Federal Gazette without undue delay after receipt of the request and forwarded for publication to such media as can be expected to disseminate the information throughout the European Union. They will also be made available to shareholders via the Company’s website at https://investors.biontech.de/agm/agm-2023 and communicated in accordance with Sec. 125 AktG.
b.Countermotions and election proposals by shareholders pursuant to Art. 53 SE Regulation, Sec. 126(1) and Sec. 127 AktG
Every shareholder is entitled to submit countermotions to resolutions proposed by the Management Board and Supervisory Board on items on the agenda. Countermotions received by Wednesday, 10 May 2023, 24:00 hours (CEST) at the address
BioNTech SE
Investor Relations
An der Goldgrube 12
55131 Mainz
Germany
Or email to: HV@biontech.de
will be made available on the Company’s website at https://investors.biontech.de/agm/agm-2023, including the name of the shareholder and any statement of reasons. Any comments by the management will also be published on this website. The Company may decline to make a countermotion and the accompanying statement of reasons if one of the grounds for exclusion pursuant to Sec. 126 (2) AktG applies, for example because the countermotion would lead to a resolution of the Annual General Meeting that is illegal or in violation of the Articles of Association. A statement of the reasons for a countermotion does not have to be made available if it exceeds 5,000 characters in total.
For proposals by shareholders for the election of Supervisory Board members or auditors in accordance with Sec. 127 AktG, the above statements, including the deadline for making the nomination available (receipt by Wednesday, 10 May 10 2023, 24:00 hours (CEST)), apply accordingly, with the proviso that the election proposal need not be substantiated. In addition to the above-mentioned exclusions under Sec. 126(2) AktG, the election proposal need not be made available if the nomination does not contain the name, occupation and place of residence of the person nominated for election and, in the case of proposals for the election of Supervisory Board members, does not include additional information on their membership of other statutory supervisory boards.
The right of each shareholder to submit countermotions to the various agenda items or election proposals at the Annual General Meeting even without prior and timely submission to the Company remains unaffected. Countermotions or election proposals which have been submitted to the Company in advance and in due time shall only be considered at the Annual General Meeting if they are made orally there.
c.Shareholders’ Right to Information pursuant to Art. 53 SE Regulation, Sec. 131(1) AktG

English Convenience Translation –
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At the Annual General Meeting, each shareholder or shareholder representative may request information from the Management Board on the Company’s affairs, the Company’s legal and business relations with affiliated companies, and the situation of the Group and the companies included in the consolidated financial statements, to the extent that such information is necessary to permit a proper evaluation of an item on the agenda.
Requests for information are generally to be made orally at the Annual General Meeting during the discussion. The Management Board may refrain from answering individual questions for the reasons stated in Sec. 131(3) AktG.
d.Further Explanations
Further explanations of the rights of shareholders under Art. 56 SE Regulation, Art. 50(2) para. 2 SEAG, Sec. 122(2) AktG, Art. 53 SE Regulation, Sec.s 126(1) and 127 AktG, Art. 53 SE Regulation, Sec. 131(1) AktG can be found on the internet at “https://investors.biontech.de/agm/agm-2023”.
6.Total Number of Shares and Voting Rights
At the time of convening this Annual General Meeting, the Company’s share capital is divided into 248,552,200 no-par value registered shares. Each share grants one vote. However, at the time the Annual General Meeting is convened, the Company holds 3,788,592 treasury shares and 3,773,109 ADSs, each representing one ordinary share. It is not entitled to any voting rights from these. The total number of shares with participation and voting rights at the time of convening the Annual General Meeting is therefore 240,990,499.
7.Information Availability
The documents and information to be made available pursuant to Sec. 124a AktG are available together with this Notice of Annual General Meeting and other information on the Company’s website at https://investors.biontech.de/agm/agm-2023.
8.Notes on Data Protection
The Company processes personal data of shareholders (surname and first name, date of birth, address, e-mail address, number of shares, type of shareholding, admission ticket number, if applicable, voting by electronic absentee ballot, granting of proxy or power of attorney and instructions) and possibly also corresponding personal data of shareholder representatives and ADS holders in its capacity as controller and on the basis of applicable data protection laws. The contact details of the Company as controller are:
BioNTech SE
An der Goldgrube 12
55131 Mainz
Germany
The shares of the Company are registered shares. The processing of personal data of shareholders and shareholder representatives is legally mandatory for the proper preparation and conduct of the Annual General Meeting and the exercise of voting rights, and the processing of personal data of shareholders is furthermore mandatory for the maintenance of the share register. The legal basis for the processing is Article 6 para. 1

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sentence 1 lit. c) of Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of individuals with regard to the processing of personal data, on the free movement of such data and on the repeal of Directive 95/46/EC (General Data Protection Regulation) (“GDPR”) in conjunction with Sec.s 67, 118 et seq. AktG.
To the extent that shareholders, shareholder representatives and ADS holders do not provide their personal data themselves, the Company generally receives this data from the shareholder’s depositary bank or from the depositary. Insofar as the processing of personal data is necessary for organizational reasons for the conduct of the Annual General Meeting, the legal basis for this is Art. 6 para. 1 sentence 1 lit. f) GDPR.
The service providers commissioned by the Company for the purpose of organizing the Annual General Meeting shall process the shareholders’ personal data exclusively in accordance with the instructions of the Company and only to the extent necessary for the performance of the commissioned service. All employees of the Company and the employees of the commissioned service providers who have access to and/or process shareholders’ personal data are obliged to treat such data confidentially.
In addition, personal data of shareholders or shareholder representatives who attend the Annual General Meeting in person or by proxy can be viewed by other shareholders and shareholder representatives, in particular via the list of participants required by law (Sec. 129 AktG). The legal basis for this processing of personal data is Art. 6 para. 1 sentence 1 lit. c) GDPR in conjunction with Sec. 129 AktG.
The Company shall delete the personal data of shareholders in accordance with the statutory regulations, in particular if the personal data is no longer necessary for the original purposes of collection or processing, the data is no longer required in connection with any administrative or legal proceedings and there are no statutory retention obligations.
Subject to legal requirements, the data subjects have the right to obtain information about their personal data processed and to request the correction or deletion of their personal data or the restriction of processing. In addition, data subjects have the right to lodge a complaint with the supervisory authorities. Insofar as the legal basis for the processing of personal data is Art. 6 para. 1 sentence 1 lit. f) GDPR, the data subjects also have a right to object under the statutory conditions. For comments and queries regarding the processing of personal data, the company’s data protection officer can be reached at data.privacy@biontech.de.
9.Video and Audio Transmission of Parts of the Annual General Meeting
It is intended to broadcast the introductory remarks of the Chairman of the Annual General Meeting and the subsequent speeches of the CEO and the CFO at the Annual General Meeting on Thursday, 25 May 2023, from 2:00 p.m. (CEST) on the internet at “https://investors.biontech.de/agm/agm-2023” for all shareholders of the Company, ADS holders and interested members of the public. The live transmission of the introductory remarks by the Chairman of the Annual General Meeting and the speeches by the Chairman of the Management Board and the Chief Financial Officer from the Annual General Meeting does not allow participation in the Annual General Meeting within the meaning of Sec. 118 para. 1 sentence 2 AktG.

English Convenience Translation –
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Mainz, April 2023
BioNTech SE
The Board